Brookfield

Brookfield Asset Management Inc.

Q3 2020 INTERIM REPORT

Interim Report Q3 2020

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2020	2019	2020	2019
TOTAL (MILLIONS)
Revenues	$16,249	$17,875	$45,664	$50,007
Net income (loss)	542	1,756	(1,108)	3,716
Funds from operations[1]	1,039	826	3,084	2,985
PER SHARE[2]
Net income (loss)	$0.10	$0.61	$(0.53)	$1.24
Funds from operations[1]	0.65	0.54	1.93	1.96
Dividends[3]
Cash	0.12	0.11	0.36	0.32

AS AT SEP. 30, 2020 AND DEC. 31, 2019			2020	2019
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]			$577,535	$544,896
Consolidated results
Balance sheet assets			327,083	323,969
Equity			113,307	116,846
Common equity			29,006	30,868
Diluted number of common shares outstanding[2]			1,571	1,579
Market trading price – NYSE[2]			$33.06	$38.53
1.See definition in the MD&A Glossary of Terms beginning on page 57.
2.Adjusted to reflect the three-for-two stock split effective April 1, 2020.
3.See Corporate Dividends on page 27.
2 BROOKFIELD ASSET MANAGEMENT

Brookfield at a Glance
OUR BUSINESS
We are a leading global alternative asset manager with approximately $575 billion of assets under management including $290 billion in fee-bearing capital, with approximately $30 billion of additional committed capital that will become fee-bearing when invested. We raise private and public capital from the world’s largest institutional investors, sovereign wealth funds and individuals, with a focus on generating attractive investment returns that will allow our investors and their stakeholders to meet their goals and protect their financial future.
•Investment focus – Real estate, infrastructure, renewable power, private equity and credit
•Diverse product offering – Core, value-add, opportunistic and credit strategies in both closed-end and perpetual vehicles
•Focused investment strategies – We invest where we have a competitive advantage, such as our strong capabilities as an owner-operator, our large scale capital and our global reach
•Disciplined financing approach – Debt is carefully employed to enhance returns while preserving capital throughout business cycles
In addition to our asset management activities outlined above, we invest significant capital from our balance sheet in our managed entities alongside our investors as well as in other direct investments. This is intended to generate attractive financial returns and cash flows, support the growth of our asset management activities and create an important alignment of interests with our investors. We refer to this as our Invested Capital and it totals approximately $52 billion.
Note: Excludes Residential Development and Corporate Activities which are distinct business segments for IFRS reporting purposes.
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” or “listed affiliates” includes our subsidiaries, Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds. Please refer to the Glossary of Terms beginning on page 57 which defines our key performance measures that we use to measure our business.
Q3 2020 INTERIM REPORT 3

Letter to Shareholders
OVERVIEW
The third quarter saw a strong rebound globally, once the economic shutdown of the second quarter was behind us. We are hopeful that heading into 2021, we will see a resumption of normalcy for all our businesses. Every day we are taking small steps forward, virtually everywhere.
Results in our asset management business were very strong, with FFO up 22% over the comparable period last year. The results also look strong on a go-forward basis, given record capital raised and with the next round of fundraising for our private flagship funds just beginning.
The exceptional performer over the quarter was our renewables business, with both our private and listed businesses performing extremely well. As an indication of this, our listed security, Brookfield Renewable, increased its market cap from the start of the year by $13 billion—and it now stands at nearly $30 billion today. Brookfield Asset Management’s share of that is $15 billion, or an increase of $6 billion just this year.
Over the years, we have grown our business through many challenging periods, while always maintaining a strong balance sheet and significant liquidity. This has enabled us to establish our listed affiliates as globally leading companies, build world-class private flagship and perpetual funds, and to diversify our product offerings and the ways in which our clients can invest with us. We are therefore now onto our next stages of growth.
OPERATING RESULTS WERE VERY STRONG
During the quarter, FFO was $1.0 billion, an increase of 26% from the same period last year. This strong performance was broad based, with virtually all of our businesses either continuing to generate solid results or rebounding strongly. The strongest recovery was in our operations associated with residential single-family properties, which were up 50% over the comparable period last year. All of this led to record total cash available for distribution and/or reinvestment (CAFDR) of $2.8 billion or $1.79 per share over the last 12 months.

AS AT AND FOR THE 12 MONTHS ENDED SEPT 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2016	2017	2018	2019	2020	CAGR
Cash available for reinvestment or distribution to BAM shareholders per share (CAFDR)	$1.19	$1.35	$1.65	$1.66	$1.79	11%
Total assets under management	238,015	268,987	331,622	510,565	$577,535	25%
Fee-related earnings (before performance fees)	690	720	823	1,034	1,411	20%
Gross annual run rate of fees plus target carry	1,992	2,210	2,700	5,427	6,092	32%
Our asset management franchise performed very well in the quarter, reflecting strong demand for Alternatives by our clients in this low-interest rate environment. Our fee-bearing capital now stands at $290 billion, a $16 billion increase over the last 12 months. Fee-related earnings increased 36% over the last 12 months. We also have approximately $30 billion of additional capital that will begin to earn fees of approximately $300 million once deployed, giving us a tailwind in our earnings.
Fundraising for the quarter totaled $18 billion. This included $12 billion of commitments to our latest distressed debt fund and $6 billion of commitments raised across our perpetual core strategies, private credit funds and other co-investments and separately managed accounts. We launched our European core-plus real estate fund during the quarter, raising over €1 billion and exceeding its initial target. Our second vintage private infrastructure debt fund has raised over $1.8 billion to date, compared with its predecessor fund of $875 million. In addition, we made the first investment in our new Real Estate Secondaries strategy, and we expect it to raise initial third-party capital in the coming months.

4 BROOKFIELD ASSET MANAGEMENT

We generated $703 million of carried interest in the quarter, and now have $4.0 billion of accrued unrealized carried interest on capital deployed to date. We realized $482 million of carried interest over the last 12 months, and we expect to realize additional carried interest in the coming quarters as we complete the sales processes on assets within our early vintage flagship funds, many of which were deferred from earlier this year.
During the quarter, we invested $9 billion of private fund capital and $3 billion of co-investment capital, bringing our latest vintage of flagship funds to approximately 60% committed. We expect to be in the market with our next round of flagships shortly, starting with real estate in early 2021. We funded BPY’s purchase of close to $1 billion of its units/shares (approximately $600 million for our own balance sheet and the rest for partners) through purchases in the stock market. We also repurchased approximately $100 million of BAM shares since quarter end, and we will remain active with repurchases as long as the shares trade at a meaningful discount to their underlying value. We also continued to increase the public floats of Brookfield Infrastructure Corporation (BIPC) and Brookfield Renewable Corporation (BEPC) by selling approximately $500 million of shares in those two securities combined.
ANNUAL INVESTOR DAY
We hosted our annual Investor Day in September, which looked different than in previous years. We held the event in both New York and Toronto, with some of you in person and others via live stream. We look forward to hosting everyone in person next year as we have in the past, although we will likely continue with the live streaming regardless. For those of you who missed the day, a replay of the webcast and related materials are posted on our website and a summary is as follows:
From an overall Brookfield Asset Management perspective, we emphasized that a prolonged period of low interest rates is a strong backdrop for the overall franchise. We are therefore well set up to emerge from this recession stronger than before, and are now launching our next stage of growth. In this regard, we are progressing a number of newer strategies, including Reinsurance, a Global Transition Fund, a Secondary Funds business, and widening our technology investing skillset. This is all in addition to expanding our five main businesses, which are also all still growing. We expect each one of these strategies to have a very meaningful impact on our growth trajectory for the next 10 years and beyond.
Brookfield Renewable Partners has become one of the largest multi-technology renewable energy businesses in the world. Over the years, renewables have increasingly become one of the lowest cost forms of energy, critical for the world to reach its goals around decarbonization. This is a theme that has become more and more important, as indicated by the number of investors signing up for the Principles of Responsible Investing. Our long-term approach to operations—which is anchored in three main strategies of sustainability, additionality (the development of new assets), and transition—sets our business up well to capitalize on the growing opportunity set in front of us.
Brookfield Property Partners is one of the largest owners, developers, and operators of premier real estate, with irreplaceable office, retail, and multifamily properties across the globe. Our office portfolio is composed of iconic properties in key gateway cities around the world, was largely unaffected during the shutdown, and continued to be a source of cash flow stability. While many companies survived an extended work-from-home period, those companies are recognizing that without employees working in proximity with one another, they lose the ability to build or strengthen their culture, develop talent, and to ultimately drive innovation. Our retail business experienced challenges due to the shutdowns; however, it is recovering now, with some of the stores in our high-quality U.S. malls seeing an increase in sales of more than 35% year over year. Furthermore, the events of 2020 underscore the importance of physical stores accompanying any successful online strategy—in particular for premium properties like ours.

Q3 2020 INTERIM REPORT 5

Brookfield Infrastructure Partners is looking ahead towards the start of an “infrastructure investment super cycle.” Governments and many corporations incurred—and are incurring—large amounts of debt to weather this downturn. We are also seeing a significant need for capital to address rapidly increasing data consumption and replace aging data infrastructure that is struggling to keep up with this growing global demand. Likewise, dislocation in the energy markets is creating value opportunities, and we have found a number of natural gas midstream opportunities. We also expect contrarian opportunities related to airports and other transport areas to emerge over the next 12 months.
Brookfield Business Partners has continued to enhance the scale and growth potential of its private equity business, putting a significant amount of capital to work in addition to crystallizing value through a number of asset sales. The opportunities ahead of us are significant, given the breadth of our franchise. The significant amount of government stimulus provided throughout this period made it easier for some businesses to access credit, but we believe this will lead to companies requiring equity capital—and with our substantial dry powder, this should lead to many investment opportunities.
GLOBAL TRANSITION FUND IS COMING
During the quarter, we announced that we will launch a new series of Impact Funds for our clients. These funds will invest with the dual objectives of earning an attractive financial return and generating a measurable positive environmental change. To lead this effort, Mark Carney has joined us as Brookfield’s Head of ESG and Impact Investing. Mark brings with him a wealth of knowledge and expertise as a leading figure in the global capital markets as former Governor of both the Bank of England and Canada, and as a global leader in climate change and sustainability.
While our range of Impact product offerings will grow over time, we will initially focus on what we believe is one of the most pressing and significant issues facing our society today: climate change. In doing so, we will leverage our existing background and capabilities of investing in renewable power in combination with Mark’s experience and commitment to climate change. With this strong foundation, the Brookfield Global Transition Fund will focus on investments that accelerate the world’s transition to a net-zero carbon economy while investing in a manner consistent with Brookfield’s approach of investing in high-quality, sustainable assets that form the backbone of the global economy.
There is growing demand for sustainable investing strategies, and in particular to invest alongside established and reputable investors that have operational capabilities. Today, options are limited for investors looking to deploy capital at scale in this space. It is for this reason that we believe this strategy will be a $50 to $100 billion AUM business in the medium term—and possibly more over the longer term.
Our belief is that over the next 30+ years, global economies will require very large amounts of capital to reach their environmental targets and transition their industrial base to net-zero carbon. Globally, this will mean an even greater buildout of renewables—and in various regions, a substantial conversion of carbon-intensive energy production to cleaner and more sustainable methods of operation. Finally, new products and solutions are needed to reduce carbon emissions in all industries through the reduction of usage in energy-intensive sectors and the increased penetration of clean energy. And while these themes will be the focus of our initial fund, they will not preclude us from making other Impact-qualifying investments that help the environment.
We believe this represents a multi-trillion dollar investable universe, and that this business proposition will allow us to earn strong returns while helping governments and corporates move to net-zero. Our intention is to raise a first private fund of the scale of our others, while also establishing a platform that will allow future iterations of the fund to scale with the rapidly growing market opportunities. This Global Transition Fund is another step in our longstanding commitment to sustainability, and it comes in addition to the ESG principles already embedded across our investment processes and the operation of our businesses.

6 BROOKFIELD ASSET MANAGEMENT

ALTERNATIVES ARE THE SOLUTION
Low interest rates have been a tailwind for Alternative assets over the last 20 years. Once considered a complementary investment to a traditional fixed income and equities portfolio—and concentrated amongst the largest institutional investors, Alternatives today are an essential and growing part of most investment portfolios. The trend is also accelerating as a result of the recent moves to even lower rates and by the broad range of investments and products across Alternatives now available to investors.
As demand for Alternatives has grown, so too have the breadth and variety of investment offerings. Twenty years ago, investments in Alternatives represented roughly 5% of institutions’ investment portfolios and were largely concentrated in hedge funds and private equity. Today, that number is closer to 25%. Over the same period, the number of investible strategies has grown significantly with the emergence of private credit and real asset investing (real estate, infrastructure, and renewable energy, as examples). Going forward, our clients tell us that these allocations are increasing towards 60%.
The benefits of real assets in a normal economic environment are clear: they offer stable yield underpinned by high-quality contracts. The investments are often private in nature—and are therefore not subject to mark-to-market volatility—and returns are inflation-protected. A low-interest rate environment amplifies these benefits, and is now forcing more investors to either consider Alternatives for the first time or increase their existing allocations.
The reason for this is simple; pension plans, sovereign wealth funds, insurance companies, and many other investors have medium to long-term risk adjusted return targets that can’t be satisfied in the public equity and bond markets. A decade ago, an investor could hold a 10-Year German Treasury bond and earn a 4% yield; today the return stands at negative 1%. And while a select few large institutional investors have built out direct real asset investing capabilities, all have seen the benefits of partnering with asset managers like us who are able to leverage investment expertise and operating scale to drive investment performance and provide access to quality assets.
Across Alternatives, there are many categories of investment across the risk-return spectrum, and these numbers continue to grow to meet the demand of clients. Today we offer private investors over 15 different strategies across five different asset classes, which enables them to build a balanced real asset portfolio that can be tailored to meet their investment objectives. Our listed affiliates are an amalgam of these for public market investors. Beyond the traditional flagship funds, we offer our clients perpetual core private funds, private debt funds, listed credit products and region-specific funds. As we have grown, we have attracted new clients, and their commitments to our funds have grown, as has the average number of funds our clients invest in. From our own experience, it is clear that the allocation to Alternatives is growing faster now than it ever has, and we don’t see any reason for it to slow down.
With interest rates likely to be anchored at close to zero for the next several years, we expect this will also translate into strong support for asset valuations. Our partner, Howard Marks, recently published a letter titled “Coming into Focus” that discusses in depth how lower risk-free interest rates increase asset valuations, which we encourage you to read. We are at the very early stages of this playing out in the private markets, but as transaction activity returns, we fully expect to see higher valuations for the best assets. The recent sale of one of our office buildings in London at 10% higher than the price we paid for the property 12 months ago is a perfect illustration of this point, where lower interest rates increased the discounted cash flow value of the asset. While it could take time for transaction activity to fully ramp up, and contrary to the sentiment that has existed in the market, this sale provides us with clear evidence that the high-quality real asset portfolio we own is today worth even more than it was just nine months ago.

Q3 2020 INTERIM REPORT 7

REINSURANCE IS SET TO GROW
At various points over the past decade, we have considered expanding our asset management business to include reinsuring obligations related to long-term annuities, as the capital is of long duration and our investing skills can add value in the investing of the capital. We previously had two misgivings: the first was our strong belief that interest rates might decline, which made it unattractive to lock in long-dated liabilities at high interest rates. The second was the fact that much of the capital from reinsurance activities would need to be invested in credit instruments, and we were concerned that our credit platform was not sufficiently large to take on the scale of capital involved.
Fast forward to 2020: interest rates globally have dropped to near zero, and while rates could go negative, in our view the odds do not favor that for any significant length of time. As a result, we believe the risk involved in reinsuring long-tail liabilities is the lowest it has ever been. Furthermore, our recent partnership with Oaktree has significantly added to the scale of our credit capabilities. Together, these developments have meaningfully changed the nature of the opportunity for us.
Our first step in preparing for this opportunity was to establish our reinsurance business, and we have received a number of licenses over the past few years. The ownership of the business and its operational oversight will be conducted through our newly created Bermuda company for this purpose called Brookfield Asset Management Reinsurance Partners (BAM Reinsurance).
As a next step in building the business, we announced a strategic partnership with American Equity Investment Life (AEL) under which BAM Reinsurance will reinsure annuity policies. We have agreed to take on $5 billion of existing policies in our reinsurance company and take an additional $5 billion of future policies as they are written. The simple story is that we will receive up to $10 billion of cash, invest those funds in our alternatives and income-oriented investment strategies and, if we can out-earn the rates we pay on the liabilities, we will do very well.
In order to set up this business for the long term but continue to have this reinsurance entity benefit from everything that exists at overall Brookfield Asset Management Inc., we are planning to replicate the success we have had pairing corporations and partnerships for each of our businesses. Thus, we will split off to all shareholders of Brookfield Asset Management a fractional share of Brookfield Asset Management Reinsurance Partners. Each new whole share of BAM Reinsurance, once assembled from fractional shares on distribution to you, will be equivalent in value to a current BAM Class A share. For those of you who follow our listed partnerships, you will know that we have done comparable distributions of “paired” securities in the past. In all cases, the “paired” corporate shares have traded in tandem with the partnership units, thanks to their equivalent distributions and exchange features.
Subject to the receipt of regulatory approvals, we plan to complete the distribution of BAM Reinsurance shares in the first half of 2021. The distribution will amount to a dividend of approximately $500 million of capital, or approximately a $0.33 for each BAM share you own.

8 BROOKFIELD ASSET MANAGEMENT

CLOSING
We remain committed to being a world-class Alternative asset manager, and to investing capital for you and the rest of our investment partners in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis, and as a result, higher intrinsic value per share over the longer term.
And do not hesitate to contact any of us should you have suggestions, questions, comments or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
November 12, 2020

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/en/reports-and-filings.
Q3 2020 INTERIM REPORT 9

Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power	38
Overview	13	Infrastructure	40
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	42
FINANCIAL RESULTS		Residential Development	44
Overview	15	Corporate Activities	45
Income Statement Analysis	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	22	Capitalization	46
Foreign Currency Translation	25	Liquidity	49
Corporate Dividends	27	Review of Consolidated Statement of Cash Flows	53
Summary of Quarterly Results	28	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	30	Accounting Policies, Estimates and Judgments	54
Summary of Results by Operating Segment	31	Management Representations and Internal Controls	56
Asset Management	32	GLOSSARY OF TERMS	57
Real Estate	36
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed affiliates,” Brookfield Property Partners L.P., Brookfield Property REIT Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 57 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the Company referred to herein are not incorporated by reference unless explicitly stated otherwise.
10 BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this Report include statements referring to the impact of current market or economic conditions on our businesses and the impact of COVID-19 and the global economic shutdown on the market, economic conditions, or our businesses.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, including the ongoing and developing COVID-19 pandemic and the global economic shutdown, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and the global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes  in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting  changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics, including COVID-19; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and residential development activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.
Q3 2020 INTERIM REPORT 11

STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 57 for all non-IFRS measures.
12 BROOKFIELD ASSET MANAGEMENT

PART 1 – OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager1 with a 120-year history and approximately $575 billion of assets under management1 across a broad portfolio of real estate, infrastructure, renewable power, private equity and credit assets. Our $290 billion in fee-bearing capital1 is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of flagship private funds1 and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting returns of 12-15% over the long-term with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.
✓    Investment focus
    We predominantly invest in real assets across real estate, infrastructure, renewable power and private equity, and hold a significant investment in Oaktree Capital Management (“Oaktree”)1, which is a leading global alternative investment management firm with an expertise in credit.
✓    Diverse products offering
    We offer public and private vehicles to invest across a number of product lines, including core, value-add, and opportunistic equity and credit strategies in both closed-end and perpetual vehicles.
✓    Focused investment strategies
    We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.
✓    Disciplined financing approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
In addition, we maintain significant invested capital1 on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments:
1.Large-scale capital
    We have approximately $575 billion in assets under management and $290 billion in fee-bearing capital.
2.Operating expertise
    We have approximately 150,000 operating employees worldwide who maximize value and cash flows from our operations.
3.Global presence
    We operate in more than 30 countries around the world.
Our financial returns are represented by the combination of the earnings of our asset manager as well as capital appreciation and distributions from our invested capital. Our primary performance measure is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.

1.See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 13

Asset Management
Our asset management activities encompass $290 billion of fee-bearing capital across long-term private funds, perpetual strategies and public securities1, and approximately $30 billion of additional committed capital that will be fee-bearing when invested. Together with our investment in Oaktree, we have approximately 2,000 unique institutional investors across our private funds business.
Long-term Private Funds – $85 billion fee-bearing capital
We manage and earn fees on a diverse range of real estate, renewable power, infrastructure, private equity and credit funds. These funds are long duration in nature and include closed-end value-add, credit and opportunistic strategies. On long-term private fund capital, we earn:
1.Diversified and long-term base management fees1 on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest1, which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized once it is no longer subject to clawback.
Perpetual Strategies – $80 billion fee-bearing capital
We manage perpetual capital in our publicly listed affiliates1, as well as core and core plus private funds, which can continually raise new capital. On our perpetual strategies, we earn:
1.Long-term perpetual base management fees, which are based on total capitalization for our listed affiliates and net asset value for our perpetual private funds.
2.Stable incentive distribution1 fees which are linked to cash distributions from listed affiliates (BPY, BEP and BIP) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these listed affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees1 based on unit price performance (BBU) and carried interest on our perpetual private funds.
Credit Strategies – $114 billion fee-bearing capital
On September 30, 2019, we purchased approximately 61% of Oaktree and broadened our product offering. Oaktree provides a diverse range of long-term private fund and perpetual strategies to its investor base. Similar to our long-term private funds, we earn base management fees and carried interest on Oaktree’s fund capital.
Public Securities – $11 billion fee-bearing capital
We manage public funds and separately managed accounts, focused on fixed income and equity securities within the real estate, infrastructure and natural resources asset classes. We earn management fees, which are based on committed capital and fund net asset values, and performance income based on investment returns.
Invested Capital
We have approximately $52 billion of invested capital on the Corporation’s balance sheet as a result of our history as an owner and operator of real assets, which provides attractive financial returns and important flexibility to our asset management business.
Key attributes of our invested capital:
•Transparent – approximately 80% of our invested capital is in our listed affiliates (BPY, BEP, BIP, BBU) and other smaller publicly traded investments. The remainder is primarily held in a residential homebuilding business, and a few other directly held investments.
•Diversified, long-term, stable cash flows – received from our underlying public investments. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.
•Strong alignment of interests – the Corporation is the largest investor into each of our listed affiliates, and in turn, the listed affiliates are typically the largest investor in each of our private funds.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.
1.See definition in Glossary of Terms beginning on page 57.
14 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 46 of our 2019 Annual Report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
Our business rebounded strongly in the current quarter after the global economic shutdown in the first half of the year. This strong performance was broad based, with most of our businesses generating solid results during the period. Those businesses that were impacted have either recovered or are recovering to normalized levels experienced prior to the shutdown.
Net income was $542 million in the current quarter, with $172 million attributable to common shareholders ($0.10 per share) and the remaining income attributable to non-controlling interests.
The $1.2 billion decrease in consolidated net income and the $775 million decrease in net income attributable to common shareholders were primarily attributable to:
•an income tax expense of $225 million compared to a recovery of $180 million in the prior year quarter. The prior period benefited from the recognition of previously unrecognized tax losses;
•a decrease of equity accounted income of $275 million from valuation losses at our equity accounted core and opportunistic retail properties;
•higher depreciation expense primarily as a result of recent acquisitions; and
•valuation losses at our consolidated retail, office and hospitality properties; partially offset by
•higher contributions from Norbord Inc. (“Norbord”)1, as a result of increased oriented strand board (“OSB”) prices and demand;
•lower interest expense as a result of lower interest rates on our variable rate non-recourse borrowings; and
•contributions from acquisitions over the last twelve months.
Our consolidated balance sheet increased as a result of our acquisitions of Brand Industrial Holdings Inc. (“BrandSafway”)1, a leading service provider to industrial and commercial facilities, a telecom tower operation in India as well as our newly acquired hospitality assets and investment properties. These increases were partially offset by the decrease in foreign currencies relative to the U.S. dollar since December 31, 2019. Assets also decreased from the sale of the Australian operations of Genesee & Wyoming Inc. (“G&W”)1, a North American rail infrastructure business, and several other held-for-sale assets since year-end, as well as from the decline in fair values on some of our investment properties.
1.    See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 15

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and nine months ended September 30, 2020 and 2019:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Nine Months Ended
	2020	2019	Change	2020	2019	Change
Revenues	$16,249	$17,875	$(1,626)	$45,664	$50,007	$(4,343)
Direct costs	(12,372)	(13,910)	1,538	(34,527)	(38,880)	4,353
	3,877	3,965	(88)	11,137	11,127	10
Other income and gains	34	51	(17)	304	972	(668)
Equity accounted income (loss)	139	414	(275)	(704)	1,761	(2,465)
Expenses
Interest	(1,757)	(1,926)	169	(5,324)	(5,375)	51
Corporate costs	(25)	(23)	(2)	(74)	(72)	(2)
Fair value changes	(31)	394	(425)	(1,598)	(835)	(763)
Depreciation and amortization	(1,470)	(1,299)	(171)	(4,255)	(3,567)	(688)
Income tax (expense) recovery	(225)	180	(405)	(594)	(295)	(299)
Net income (loss)	542	1,756	(1,214)	(1,108)	3,716	(4,824)
Non-controlling interests	(370)	(809)	439	331	(1,755)	2,086
Net income (loss) attributable to shareholders	$172	$947	$(775)	$(777)	$1,961	$(2,738)
Net income (loss) per share[1]	$0.10	$0.61	$(0.51)	$(0.53)	$1.24	$(1.77)
1.Adjusted to reflect the three-for-two split effective April 1, 2020.
Three Months Ended September 30
Revenues for the quarter were $16.2 billion, a decrease of $1.6 billion compared to the third quarter of 2019, primarily due to the impact of the global economic shutdown, including:
•lower volumes at Greenergy Fuels Holdings Limited (“Greenergy”)1, a road fuel distribution business. A large part of Greenergy’s revenues and direct costs consist of import duty amounts that are passed through to the customers, which are recorded on a gross basis in revenues and direct costs, with no impact on the margin generated by the business;
•lower contribution from our U.K. construction service business; and
•lower revenues at our hospitality assets in our Real Estate segment.
These were partially offset by $1.0 billion of additional revenues from acquisitions during the last twelve months, net of the absence of revenues from businesses sold during the same period.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on pages 17 and 18.
Direct costs decreased by 11% or $1.5 billion primarily due to a reduction in direct costs at Greenergy as mentioned above. In addition, cost saving initiatives across a number of our businesses were offset by higher direct costs related to recent acquisitions, net of dispositions.
Other income and gains of $34 million relate primarily to mark-to-market gains on derivatives within our Infrastructure segment.
Equity accounted income decreased by $275 million primarily due to:
•valuation losses at our equity accounted retail properties as we adjusted certain discount rate assumptions in light of the economic shutdown; partially offset by
•strong operating performance at Norbord, where we benefited from an increase to OSB prices and demand.
Interest expense decreased by $169 million largely due to lower interest rates on variable non-recourse borrowings at our Real Estate segment and debt repayments within our private equity operating assets.
1.See definition in Glossary of Terms beginning on page 57.
16 BROOKFIELD ASSET MANAGEMENT

We recorded fair value losses of $31 million, compared to a gain of $394 million in the prior year quarter, primarily as a result of:
•valuation gains at our portfolio of life science assets at Forest City Realty Trust, Inc. (“Forest City”)1; offset by
•valuation losses in our core retail and core office portfolios resulting from revised valuation assumptions; and
•restructuring and transaction costs within our Private Equity segment.
Refer to pages 19 and 20 for discussion on fair value changes.
Depreciation and amortization expense increased by $171 million to $1.5 billion due to businesses acquired in the last twelve months, as well as the impact of revaluation gains in the fourth quarter of 2019, which increased the carrying value of our property, plant and equipment (“PP&E”) from which depreciation is determined.
We recorded an income tax expense of $225 million this quarter compared to a recovery of $180 million in the prior year quarter. The prior period recovery benefited from the recognition of previously unrecognized loss carryforwards.
Nine Months Ended September 30
Revenues and direct costs for the nine month period decreased by $4.3 billion and $4.4 billion, respectively, compared to the same period in 2019 due primarily to the impact of the global economic shutdown, which was partially offset by contributions from acquisitions over the last twelve months.
Other income and gains for the nine month period decreased by $668 million compared to the prior year. The current period gain primarily relates to the gain on sale of Nova Cold Logistics ULC (“Nova Cold”)1 in our Private Equity segment during the first quarter of 2020. The prior period gain included the sale of a global provider of facilities management services and an executive relocation services business in our Private Equity segment.
Equity accounted income in the nine month period decreased by $2.5 billion compared to the prior year period as a result of valuation losses in our retail portfolio and higher depreciation and amortization in our Infrastructure and Private Equity segments as a result of acquisitions in the past twelve months.
Fair value losses were $1.6 billion for the nine month period, compared to $835 million reported in the prior period. The current period losses are partially offset by appraisal gains on life science assets and certain assets within our directly held multifamily business. The prior period included valuation losses on investment properties in our core retail portfolio and LP investments, and impairment and provision charges in our Private Equity segment.
Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and nine months ended September 30, 2020:

	Three Months Ended				Nine Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED SEP. 30, 2020 (MILLIONS)	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Real estate	$117	$5	$(45)	$21	$354	$(144)	$(249)	$62
Renewable power	100	(3)	(7)	—	259	(14)	(62)	(8)
Infrastructure	587	57	(81)	13	1,791	36	(243)	21
Private equity	236	86	(120)	(32)	3,799	(78)	(1,357)	(19)
	$1,040	$145	$(253)	$2	$6,203	$(200)	$(1,911)	$56

1.See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 17

Acquisitions
Acquisitions over the past year contributed incremental revenues and net income of $1.0 billion and $145 million in the current quarter, respectively.
Three Months Ended September 30
Real Estate
Recent acquisitions contributed incremental revenues of $117 million and net income of $5 million, in the third quarter of 2020. The most significant contributions were from acquisitions made through Brookfield Strategic Real Estate Partners III (“BSREP III”), which added $112 million of revenues and a $9 million net loss. The net loss is largely due to fair value decreases on the newly acquired hospitality assets, resulting from the impact of the economic shutdown.
Renewable Power
Within our Renewable Power segment, recent acquisitions contributed to incremental revenues of $100 million and net loss of $3 million, primarily as a result of our acquisition of a portfolio of U.S. solar assets completed during the prior year quarter.
Infrastructure
Recent acquisitions contributed incremental revenues of $587 million and net income of $57 million. This was primarily as a result of G&W acquired in 2019, which contributed incremental revenues and net income of $493 million and $48 million, respectively, and a telecom tower operation in India acquired in the current quarter, which contributed incremental revenues and net income of $43 million and $3 million, respectively.
Private Equity
The current quarter’s results included impacts from Sagen MI Canada Inc. (“Sagen”, formerly referred to as “Genworth MI Canada Inc.”)1, a Canadian based mortgage insurance company acquired in the fourth quarter of 2019, BrandSafway acquired in the first quarter of 2020 and IndoStar Capital Finance Limited (“IndoStar”)1, an Indian financing company, consolidated in the current quarter. These three businesses together contributed $210 million of revenue and $85 million of net income for the quarter.
Nine Months Ended September 30
On a consolidated basis, the overall contribution to our revenues and net income for the nine months ended September 30, 2020 from acquisitions over the past year were revenues of $3.8 billion. This was primarily due to contributions from Clarios Global LP (“Clarios”)1, a manufacturer of automotive batteries and Healthscope Limited (“Healthscope”)1, an Australian based healthcare provider, as well as the aforementioned acquisitions. As a result of the associated direct costs and depreciation expense, valuation losses on certain financial asset positions and higher deferred tax expenses, the acquisitions resulted in total net losses of $78 million in the period.
Further details relating to the significant business combinations described above that were completed during the quarter ended September 30, 2020 are provided in Note 4 of the consolidated financial statements.
Dispositions
Recent asset sales reduced revenues and net loss by $253 million and $2 million in the current quarter, respectively, and revenues of $1.9 billion and net loss of $56 million for the nine months ended September 30, 2020. On a quarter-to-date basis, our results were primarily impacted by the absence of contributions from North American Palladium Ltd. (“NAP”)1, our palladium mining operations in our Private Equity segment. On a year-to-date basis, our results were impacted by the aforementioned sale of NAP, as well as by the sale of a global provider of facilities management services and an executive relocation services business.
1.See definition in Glossary of Terms beginning on page 57.
18 BROOKFIELD ASSET MANAGEMENT

Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended			Nine Months Ended
	2020	2019	Change	2020	2019	Change
Investment properties	$235	$780	$(545)	$(444)	$681	$(1,125)
Transaction related expenses, net of gains	(117)	(241)	124	(117)	(487)	370
Financial contracts	(41)	85	(126)	53	(140)	193
Impairment and provisions	(88)	(44)	(44)	(638)	(408)	(230)
Other fair value changes	(20)	(186)	166	(452)	(481)	29
Total fair value changes	$(31)	$394	$(425)	$(1,598)	$(835)	$(763)
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended			Nine Months Ended
	2020	2019	Change	2020	2019	Change
Core office	$(109)	$181	$(290)	$(253)	$687	$(940)
Core retail	(291)	(4)	(287)	(1,099)	(825)	(274)
LP investments and other	635	603	32	908	819	89
	$235	$780	$(545)	$(444)	$681	$(1,125)
We discuss the key valuation inputs of our investment properties on page 55.
Core Office
Valuation losses of $109 million primarily relate to:
•updated near and mid-term cash flow projections, primarily in the U.S. markets; partially offset by
•a compression of capitalization rates for some of our core office properties in New York and the U.K.
Valuation gains of $181 million in the prior year quarter were primarily attributable to a lower risk premium on a property in the U.K. as it neared substantial completion, rate compression from historically low interest rates and improved market outlook in Brazil and improved market conditions in Australia.
The nine-month valuation losses are mainly due a decrease to rental growth assumptions and tenant-specific credit loss assumptions. This was partially offset by valuation gains from meeting certain development milestones for a property in our Toronto portfolio and capitalization rate compression in the U.K.
Core Retail
Valuation losses in the current quarter were $291 million due to the continued impact of the global economic shutdown. While activity in our malls increased during the third quarter, we revised valuation metrics where necessary to reflect changes in the property level risk profile, most notably where we have concerns with anchor tenants who have recently filed for bankruptcy.
Appraisal changes of $4 million in the prior year quarter were nominal.
The nine-month losses are mainly attributable to changes to a number of assumptions to reflect the market environment in the current and second quarter of 2020.
Q3 2020 INTERIM REPORT 19

LP Investments and Other
Valuation gains of $635 million relate primarily to:
•a gain on the life science assets at Forest City to reflect recent broker valuations and discount rate compression, as well as higher leasing at our Shanghai mixed-use property; and
•gains in our Brazil office portfolio, driven by capitalization rate compression to reflect the historically low interest rate environment, as well as gains in our U.K. student housing and U.S. manufactured housing portfolios.
In the prior year quarter, valuation gains of $603 million were primarily related to rate compression in Brazil and improved market conditions in Brazil and India, which benefited our real estate investments in those countries.
The nine-month gains are mainly due to the above factors as well as valuation gains at certain assets within our directly held multifamily business. These gains were partially offset by updated assumptions on our opportunistic retail assets and office assets to reflect near-term cash flow assumptions as a result of the economic shutdown.
Transaction Related Expenses, Net of Gains
Transaction related expenses, net of gains, totaled $117 million for the quarter. This was primarily related to restructuring costs and transaction costs for ongoing deals within our Private Equity segment.
The prior year quarter transaction related expenses of $241 million primarily relate to our acquisition of Oaktree, as well as other deal costs in our Real Estate and Private Equity segments.
The expenses for the nine month period relate to the above factors as well as expenses from the loss associated with the early redemption of debt at our Corporate, Residential, Infrastructure and Real Estate segments, which was refinanced at lower interest costs that we will benefit from in future periods. These losses were partially offset by gains from debt restructuring at an operating company within our Private Equity segment and the settlement of a forward sale of opportunistic properties in our Real Estate segment in the prior quarter.
Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The loss this quarter of $41 million is primarily attributable to mark-to-market losses on our market hedge and currency hedges, partially offset by valuation gains on toehold positions in our private equity business and interest rate swaps in our private equity and real estate businesses.
Unrealized gains of $85 million in the prior year quarter primarily relate to foreign currency hedges, partially offset by losses on interest rate swaps.
Year-to-date financial contract gains relate to mark-to-market movements on aforementioned market and currency hedges, interest rate and cross currency swaps in our corporate, infrastructure, renewable power, and real estate businesses and gains on our public securities in our private equity business.
Impairment and Provisions
Impairment and provision expense for the quarter of $88 million and for the year of $638 million are primarily related to the impact of the economic shutdown on our operating businesses within our Private Equity segment and hospitality assets in our Real Estate segment.
Other Fair Value Changes
Other fair value losses of $20 million were reported for the quarter. Included in this balance are various charges at our Infrastructure, Renewable Power, Real Estate, and Private Equity segments.

20 BROOKFIELD ASSET MANAGEMENT

Income Taxes
We recorded an aggregate income tax expense of $225 million in the current quarter (2019 – recovery of $180 million), including current tax expenses of $204 million (2019 – $284 million) and deferred tax expense of $21 million (2019 – recovery of $464 million).
The increase in the effective income tax rate is primarily attributed to valuation judgements in our Real Estate segment, which are subject to different global tax rates. This contributed to an increase of our effective tax rate by 11% in the current quarter. The income tax recovery recorded in the prior year quarter was primarily due to the recognition of previously unrecognized loss carryforwards.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2020	2019	Change	2020	2019	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(1)	1	(2)	(12)	(2)	(10)
Change in tax rates and new legislation	4	—	4	(37)	(1)	(36)
Taxable income attributed to non-controlling interests	(12)	(3)	(9)	29	(4)	33
International operations subject to different tax rates	11	(9)	20	(118)	(5)	(113)
Recognition of deferred tax assets	(10)	(33)	23	39	(14)	53
Non-recognition of the benefit of current year’s tax losses	7	5	2	(24)	5	(29)
Other	4	2	2	(19)	2	(21)
Effective income tax rate	29%	(11)%	40%	(116)%	7%	(123)%
As an asset manager, many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This reduced our effective tax rate by 12% in the current quarter.
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.

Q3 2020 INTERIM REPORT 21

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at September 30, 2020 and December 31, 2019:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019	Change
Assets
Investment properties	$96,495	$96,686	$(191)
Property, plant and equipment	89,895	89,264	631
Equity accounted investments	40,911	40,698	213
Cash and cash equivalents	8,723	6,778	1,945
Accounts receivable and other	18,268	18,469	(201)
Intangible assets	25,245	27,710	(2,465)
Goodwill	13,872	14,550	(678)
Other assets	33,674	29,814	3,860
Total assets	$327,083	$323,969	$3,114
Liabilities
Corporate borrowings	$8,587	$7,083	$1,504
Non-recourse borrowings of managed entities	140,230	136,292	3,938
Other non-current financial liabilities	25,495	23,997	1,498
Other liabilities	39,464	39,751	(287)
Equity
Preferred equity	4,145	4,145	—
Non-controlling interests	80,156	81,833	(1,677)
Common equity	29,006	30,868	(1,862)
Total equity	113,307	116,846	(3,539)
	$327,083	$323,969	$3,114
September 30, 2020 vs. December 31, 2019
Total assets increased by $3.1 billion since December 31, 2019 to $327.1 billion as at September 30, 2020. The increase is driven by recently completed asset acquisitions, net of disposals, which added $13.0 billion of total assets. This was partially offset by foreign currency translation, as most major currencies in which we do business depreciated against the U.S. dollar, asset amortization and depreciation, as well as net valuation losses recognized year to date.
Investment properties consist primarily of the company’s real estate assets. The balance as at September 30, 2020 decreased by $191 million, primarily due to:
•additions of $4.6 billion, mainly through enhancement or expansion of properties through capital expenditures and the purchase of investment properties; more than offset by
•asset sales and reclassifications to assets held for sale of $3.7 billion, including a self-storage portfolio and eight triple net lease assets within our real estate flagship funds and a U.K. office property;
•the negative impact of foreign currency translation of $641 million; and
•net valuation losses of $444 million, driven by revaluations of our retail and office portfolios.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
22 BROOKFIELD ASSET MANAGEMENT

PP&E increased by $631 million primarily as a result of:
•the acquisition of Summit Digitel Infrastructure Pvt. Ltd. (“Summit DigiTel”)1, a telecom tower operation in India, which added $5.2 billion of PP&E in the quarter;
•net additions of $3.3 billion primarily related to capital expenditures across our operating segments and the acquisition of European solar assets within our Renewable Power segment; partially offset by
•the negative impact of foreign currency translation of $2.9 billion across all our businesses;
•depreciation of $3.3 billion for the nine months; and
•the deconsolidation of Atlantis Paradise Island Resort (“Atlantis”)1 and other businesses, which reduced PP&E by $1.9 billion.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Equity accounted investments increased by $213 million to $40.9 billion in the current quarter, mainly due to:
•net additions of $3.6 billion, particularly our $1.3 billion acquisition of an interest in BrandSafway in our Private Equity segment in the first quarter of the year, as well as the acquisition of an interest in Cheniere Energy Partners, L.P. (“Cheniere”)1 in our Infrastructure segment in the current quarter; partially offset by
•the negative impact of $1.4 billion in foreign currency translation due to the strength of the U.S. dollar relative to our major foreign currencies;
•our proportionate share of $1.1 billion of comprehensive loss, primarily as a result of valuations on our real estate investments; and
•distributions and return of capital received of $924 million.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents increased by $1.9 billion as at September 30, 2020 compared to the prior year-end primarily due to timing of cash flows at quarter-end, net proceeds from corporate debt issuances, as well as the secondary offerings of BEP LP units and BIPC shares. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Decreases of $2.5 billion and $678 million in our intangible assets and goodwill balances, respectively, are related to the impact of foreign currency translation and depreciation, partially offset by additions from acquisitions in our Infrastructure segment.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $3.9 billion is primarily a result of:
•a $3.5 billion increase in other financial assets primarily due to toeholds acquired at our Real Estate, Infrastructure and Private Equity segments and loan receivables assumed through our acquisition of IndoStar; and
•an increase in assets held for sale of $245 million, primarily due to the reclassification of our self-storage portfolio in our Real Estate segment in the current quarter, partially offset by the sale of G&W’s Australian assets and Empresa de Energia de Boyaca S.A. (“EBSA”)1, our Colombian regulated distribution operation, within our Infrastructure segment.
Corporate borrowings increased by $1.5 billion due to issuances of a $600 million 30-year note, a $750 million 10-year note and a $500 million 31-year note during the first, second and third quarter, respectively. These were partially offset by a repayment of a $251 million (C$350 million) note in the first quarter and the impact of foreign exchange.
Non-recourse borrowings of managed entities increased by $3.9 billion as a result of:
•an increase in subsidiary borrowings in our Private Equity, Infrastructure, Renewable Power and Real Estate segments, as the businesses took advantage of the low interest rate environment to strengthen their liquidity; and
•an increase in property-specific borrowing, mainly as a result of the acquisitions of Summit DigiTel and IndoStar.
1.See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 23

Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. Non-current accounts payable and other increased by $1.6 billion, primarily due to the aforementioned acquisitions and higher insurance liabilities. Please see Note 6 of the consolidated financial statements for further information.
The decrease of other liabilities of $287 million is primarily attributable to lower held for sale liabilities upon the sale of certain assets during the first quarter and a decrease of current accounts payable at Greenergy.
Refer to Part 4 – Capitalization and Liquidity for more information.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)
Common equity, beginning of period	$30,868
Changes in period
Net loss attributable to shareholders	(777)
Common dividends	(545)
Preferred dividends	(105)
Other comprehensive loss	(1,213)
Share repurchases, net of issuances	(195)
Ownership changes and other	973
(1,862)
Common equity, end of period	$29,006
Common equity decreased by $1.9 billion to $29.0 billion during the nine month period ended September 30, 2020. The change includes:
•other comprehensive loss of $1.2 billion due to our foreign investments being impacted by foreign currency translation:
◦foreign currency translation loss, net of hedges, of $1.1 billion as most currencies we operate in have depreciated against the U.S. dollar since the fourth quarter of last year, in particular the Brazilian real and the Colombian peso. Refer to Foreign Currency Translation on pages 25 and 26; and
◦$147 million of loss primarily relates to mark-to-market movement on cash flow hedges held in our Real Estate, Infrastructure and Private Equity segments, partially offset by gains on interest rate contracts;
•net loss attributable to shareholders of $777 million;
•distributions of $650 million to shareholders as common and preferred share dividends;
•share repurchases, net of issuances and vesting, of $195 million, primarily related to the repurchase of 6.2 million Class A Limited Voting Shares (“Class A shares”) in the first nine months of the year; partially offset by
•gains of $1.0 billion in ownership changes and other, primarily related to:
◦gains on BPY units acquired at a discount to book value as part of purchases made through a substantial issuer bid as well as the normal course issuer bid program;
◦dilution gains from the issuance of BEPC shares in conjunction with the TerraForm Power, Inc. (“TERP”)1 privatization;
1.See definition in Glossary of Terms beginning on page 57.
24 BROOKFIELD ASSET MANAGEMENT

◦gains from the secondary offering of BEP LP units and BIPC shares; and
◦other dilution gains from partial sales of operating businesses, which we continue to consolidate in our financial results; partially offset by
◦an accretion loss on the privatization of Altera Infrastructure L.P. (“Altera”)1, a global service provider to the offshore oil production industry.
Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP, BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
Brookfield Property	$26,247	$29,165
Brookfield Renewable	13,964	13,321
Brookfield Infrastructure	18,968	20,036
Brookfield Business Partners L.P.	8,442	8,664
Other participating interests	12,535	10,647
	$80,156	$81,833
Non-controlling interests decreased by $1.7 billion during the nine month period, primarily due to:
•comprehensive loss attributable to non-controlling interests which totaled $4.3 billion; this is inclusive of foreign currency translation losses as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments depreciated against the U.S. dollar, in particular the Brazilian real and Colombian peso;
• $4.6 billion of distributions to non-controlling interests; and
•ownership changes decrease attributable to non-controlling interests of $2.9 billion; partially offset by
•net equity issuances to non-controlling interests totaling $10.2 billion.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 AND FOR THE PERIODS ENDED SEP. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Nine Months Ended
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Australian dollar	0.7162	0.7018	2%	0.7152	0.6854	4%	0.6771	0.6992	(3)%
Brazilian real[1]	5.6402	4.0306	(29)%	5.3763	3.9683	(26)%	5.0759	3.8880	(23)%
British pound	1.2920	1.3255	(3)%	1.2919	1.2325	5%	1.2711	1.2730	—%
Canadian dollar	0.7508	0.7699	(2)%	0.7507	0.7574	(1)%	0.7392	0.7524	(2)%
Colombian peso[1]	3,828.4	3,287.2	(14)%	3,731.6	3,342.8	(10)%	3,708.7	3,239.1	(13)%
1.Using Brazilian real and Colombian peso as the price currency.
As at September, 2020, our common equity of $29.0 billion was invested in the following currencies: United States dollars – 59% (December 31, 2019 – 54%); Brazilian reais – 8% (December 31, 2019 – 12%); British pounds – 13% (December 31, 2019 – 13%); Canadian dollars – 6% (December 31, 2019 – 8%); Australian dollars – 6% (December 31, 2019 – 6%); Colombian peso – 2% (December 31, 2019 – 2%); and other currencies – 6% (December 31, 2019 – 5%). Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2019 for all of our significant non-U.S. dollar investments.
1.See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 25

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2020	2019	2020	2019
Australian dollar	$243	$(246)	$117	$(281)
Brazilian real	(346)	(1,077)	(4,116)	(936)
British pound	458	(275)	(273)	(321)
Canadian dollar	261	(114)	(301)	181
Colombian peso	(149)	(384)	(681)	(330)
Other	598	(556)	113	(389)
Total cumulative translation adjustments	1,065	(2,652)	(5,141)	(2,076)
Currency hedges[1]	(528)	706	878	444
Total cumulative translation adjustments net of currency hedges	$537	$(1,946)	$(4,263)	$(1,632)
Attributable to:
Shareholders	$205	$(501)	$(1,066)	$(488)
Non-controlling interests	332	(1,445)	(3,197)	(1,144)
	$537	$(1,946)	$(4,263)	$(1,632)
1.Includes deferred income tax recovery of $6 million for the three months ended September 30, 2020 (2019 – deferred income tax expense of $13 million) and deferred income tax expense of $51 million for the nine months ended September 30, 2020 (2019 – $10 million).
The foreign currency translation of our equity, net of currency hedges, for the three and nine months ended September 30, 2020 generated a gain of $537 million and a loss of $4.3 billion, respectively. The gain that was generated during the current quarter was largely due to a recovery in the British pound, the euro, as well as the Australian and Canadian dollar. The gain was partially offset by the loss on the depreciation of the Brazilian real and Colombian Peso. The loss generated for the nine months period was attributable to lower period end and average rates for our non-U.S. dollar investments, particularly the Brazilian real.
We do not typically hedge the Brazilian real, Colombian peso or other currencies in emerging markets due to the high cost associated with these contracts.
26 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first nine months of 2020, 2019 and 2018, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect a three-for-two stock split on April 1, 2020.

	Distribution per Security
	2020	2019	2018
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.36	$0.32	$0.30
Class A Preferred Shares
Series 2	0.30	0.39	0.35
Series 4	0.30	0.39	0.35
Series 8	0.42	0.56	0.50
Series 9	0.38	0.39	0.40
Series 13	0.30	0.39	0.35
Series 15	0.21	0.35	0.29
Series 17	0.66	0.67	0.69
Series 18	0.66	0.67	0.69
Series 24	0.42	0.42	0.44
Series 25[3]	0.48	0.56	0.50
Series 26	0.48	0.49	0.51
Series 28	0.38	0.38	0.40
Series 30	0.65	0.66	0.68
Series 32[4]	0.70	0.71	0.66
Series 34[5]	0.61	0.61	0.61
Series 36	0.67	0.68	0.71
Series 37	0.68	0.69	0.71
Series 38[6]	0.53	0.62	0.64
Series 40[7]	0.56	0.63	0.66
Series 42[8]	0.57	0.63	0.66
Series 44	0.69	0.71	0.73
Series 46	0.67	0.68	0.70
Series 48	0.66	0.67	0.69
1.Class B Limited Voting Shares (“Class B shares”).
2.Adjusted to reflect three-for-two stock split effective April 1, 2020.
3.Dividend rate reset commenced the last day of each quarter.
4.Dividend rate reset commenced September 30, 2018.
5.Dividend rate reset commenced March 31, 2019.
6.Dividend rate reset commenced March 31, 2020.
7.Dividend rate reset commenced September 30, 2019.
8.Dividend rate reset commenced June 30, 2020.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q3 2020 INTERIM REPORT 27

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests, and the global economic shutdown.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2020			2019				2018
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$16,249	$12,829	$16,586	$17,819	$17,875	$16,924	$15,208	$16,006
Net income (loss)	542	(1,493)	(157)	1,638	1,756	704	1,256	3,028
Net income (loss) to shareholders	172	(656)	(293)	846	947	399	615	1,884
Per share[1]
– diluted	$0.10	$(0.43)	$(0.20)	$0.50	$0.61	$0.24	$0.39	$1.25
– basic	0.10	(0.43)	(0.20)	0.51	0.62	0.25	0.39	1.27
1.Adjusted to reflect the three-for-two split effective April 1, 2020.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2020			2019				2018
FOR THE PERIODS ENDED (MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fair value changes	$(31)	$(1,153)	$(414)	$4	$394	$(1,398)	$169	$257
Income taxes	(225)	(5)	(364)	(200)	180	(239)	(236)	884
Net impact	$(256)	$(1,158)	$(778)	$(196)	$574	$(1,637)	$(67)	$1,141
28 BROOKFIELD ASSET MANAGEMENT

Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the third quarter of 2020, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments. We had net income in the quarter, relative to the prior quarter’s net loss, as a result of improved performance across many of our businesses and a positive contribution from fair value changes stemming from consolidated investment properties, particularly within our BSREP III fund.
•In the second quarter of 2020, our revenues decreased in comparison to the prior quarter, due to the impact of the economic shutdown for a large part of the quarter. The higher net loss in the quarter is primarily attributed to a decline in the valuation of our investment property portfolio as cash flow assumptions were adjusted downwards to reflect the impact of the shutdown.
•The decrease of revenues in the first quarter of 2020 compared to the prior quarter is primarily attributable to lower same-store1 growth as a result of seasonality and the impact of the economic shutdown. Contributions from acquisitions across our operating segments were partially offset by recent asset sales from our Private Equity and Renewable Power segments. Net income also decreased due to unrealized fair value changes brought about by the current environment.
•In the fourth quarter of 2019, revenues remained consistent with the prior quarter as we continued to benefit from contributions from recently acquired businesses and strong same-store growth across our operating segments. Net income decreased primarily due to lower fair value gains and the absence of a deferred tax recovery, partially offset by an increase in equity accounted income.
•In the third quarter of 2019, revenues increased from a full quarter contribution from Clarios and Healthscope, which we acquired in the second quarter of 2019. In addition, net income increased from the prior quarter due to the recognition of deferred income tax recoveries and valuation gains in our core office and LP investment properties.
•In the second quarter of 2019, revenues increased due to recent acquisitions across a number of segments, in particular industrials and infrastructure services in the Private Equity segment. The increase in revenue was offset by higher direct operating costs, interest expense from incremental borrowing, as well as valuation losses on some of our core retail properties and our service provider to the offshore oil production industry in the Private Equity segment.
•In the first quarter of 2019, revenues decreased slightly from the prior quarter primarily due to seasonality at our residential homebuilding business and certain of our private equity operations as well as a decrease in sales volumes at our road fuel distribution business. In addition, the absence of a deferred tax recovery in our Corporate segment, as well as higher depreciation and amortization expenses due to the impact of revaluation gains reported in the fourth quarter contributed to the decrease in net income.
•The increase in revenues in the fourth quarter of 2018 is due primarily to recent acquisitions, including a full quarter of revenues from Brookfield Property REIT Inc. (“BPYU”)1 following the privatization of GGP, as well as the impact of same-store growth across the business. Consolidated net income is higher than prior period due to gains on sales of businesses, fair value valuation gains on investment properties and a deferred tax recovery in our Corporate segment. These increases were partially offset by higher interest expense from new borrowings to fund acquisitions and debts assumed from acquired businesses.
1.See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 29

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:
i.Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.
iii.Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.
iv.Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.
v.Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.
vi.Residential development operations consist of homebuilding, condominium development and land development.
vii.Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed affiliates. We believe that identifying the FFO and common equity attributable to our listed affiliates enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed affiliates is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.
1.See definition in Glossary of Terms beginning on page 57.
30 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Asset Management	$770	$527	$243	$399	$345	$54	$4,914	$4,927	$(13)
Real Estate	2,202	2,705	(503)	90	271	(181)	18,783	18,781	2
Renewable Power	957	926	31	64	44	20	4,365	5,320	(955)
Infrastructure	2,323	1,758	565	244	103	141	2,237	2,792	(555)
Private Equity	10,091	12,021	(1,930)	249	154	95	3,618	4,086	(468)
Residential Development	595	597	(2)	37	42	(5)	2,525	2,859	(334)
Corporate Activities	197	(28)	225	(44)	(133)	89	(7,436)	(7,897)	461
Total segments	$17,135	$18,506	$(1,371)	$1,039	$826	$213	$29,006	$30,868	$(1,862)
1.Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.
Total revenues and FFO were $17.1 billion and $1.0 billion in the current quarter compared to $18.5 billion and $826 million in the prior period, respectively. FFO includes realized disposition gains of $162 million in 2020, compared to $125 million in the prior year quarter. Excluding disposition gains, FFO increased by $176 million from the prior year quarter.
Revenues decreased primarily due to the impact of the global economic shutdown, particularly within our Real Estate and Private Equity segments, as well as the absence of contribution from assets sold during the last twelve months. These decreases were partially offset by our acquisition of an interest in Oaktree during the third quarter of 2019, as well as recent acquisitions within our Private Equity and Infrastructure segments.
The increase to FFO, excluding disposition gains, is primarily a result of:
•improved same-store results at Norbord, one of the world’s largest producers of OSB, as we benefited from strong pricing during the quarter;
•increased fee-related earnings1 in our Asset Management segment from fees earned on higher capital in our existing and new fund strategies and contributions from Oaktree;
•contributions from our financial assets portfolio as we benefited from higher mark-to-market gains in the current quarter; and
•contributions from recent acquisitions, net of the impact of asset sales; partially offset by
•higher credit loss reserves and lower income from temporary tenants at our core retail portfolio, lower occupancy at our hospitality assets and the absence of gains on asset realizations in our Real Estate segment; and
•the negative impact of foreign currency exchange.
We recognized $162 million of disposition gains during the quarter primarily from the secondary offering of BIPC shares.
Common equity decreased by $1.9 billion since year-end to $29.0 billion primarily from comprehensive losses, dividends paid, and the impact of share buybacks. Comprehensive loss included $1.1 billion from unrealized losses on foreign currency translation as most currencies depreciated relative to the U.S. dollar. This was partially offset by a gain on the sale of BIPC shares and BEP LP units in the current and prior quarter, respectively, and an accretion gain from the purchase of BPY units at a discount to book value throughout the year.
1.See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 31

Fee-Bearing Capital
The following table summarizes fee-bearing capital:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Credit Strategies	Public Securities	Total 2020	Total 2019
Real estate	$29,736	$20,588	$—	$—	$50,324	$56,056
Renewable power	10,826	26,275	—	—	37,101	33,520
Infrastructure	29,495	27,696	—	—	57,191	54,220
Private equity	14,709	4,961	—	—	19,670	20,710
Oaktree	—	—	113,897	—	113,897	110,349
Diversified	—	—	—	11,430	11,430	14,957
September 30, 2020	$84,766	$79,520	$113,897	$11,430	$289,613	n/a
December 31, 2019	$85,825	$78,681	$110,349	$14,957	n/a	$289,812
Fee-bearing capital increased by $12.4 billion during the quarter. The principal changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Credit Strategies	Public Securities	Total
Balance, June 30, 2020	$84,620	$69,201	$111,688	$11,693	$277,202
Inflows	2,350	2,963	2,050	586	7,949
Outflows	—	—	(1,326)	(843)	(2,169)
Distributions	(110)	(1,082)	(783)	—	(1,975)
Market valuation	(16)	10,656	1,432	(4)	12,068
Other	(2,078)	(2,218)	836	(2)	(3,462)
Change	146	10,319	2,209	(263)	12,411
Balance, September 30, 2020	$84,766	$79,520	$113,897	$11,430	$289,613
Long-term private fund fee-bearing capital increased by $0.1 billion since the prior quarter, due to:
•$2.4 billion of inflows, including co-investment capital for new investments, primarily from our investment in Summit DigiTel, $0.3 billion invested from separately managed accounts, and an additional $0.1 billion invested in our second infrastructure debt fund; partially offset by
•$2.1 billion of decrease in other movements, primarily related to uninvested capital in our third flagship infrastructure fund that ended its investment period during the quarter. However, this capital will become fee-earning again once it is deployed.
Perpetual strategies fee-bearing capital increased by $10.3 billion since the prior quarter, due to:
•$10.7 billion increase in market valuation as a result of price appreciation at our listed affiliates from the end of the previous quarter;
•$3.0 billion of inflows relating to capital market issuances at BIP, BPY and BEP, as well as capital deployed across our real estate perpetual private fund strategies; partially offset by
•$2.2 billion of decrease in other movement from the privatization of TERP during the quarter, net of changes in working capital; and
•$1.1 billion of distributions, including quarterly distributions paid to the investors of our listed affiliates.
Credit strategies fee-bearing capital increased by $2.2 billion, due to:
•$2.1 billion of capital invested across various Oaktree strategies;
32 BROOKFIELD ASSET MANAGEMENT

•$1.4 billion of market valuation recoveries since the prior quarter, reflecting the positive fair value increases in funds whose management fees are based on the net asset values of the funds; and
•$0.8 billion of increase in other movements, primarily related to positive fair value changes in the fee-bearing capital managed by an affiliate of Oaktree; partially offset by
•$1.3 billion of outflows within open-end and evergreen funds, and $0.8 billion of distributions within closed-end funds.
Public securities capital decreased by $0.3 billion, due to:
•$0.8 billion of redemptions, primarily within our real estate and natural resources public funds and separately managed accounts; partially offset by
•$0.6 billion of fund inflows.
We have approximately $30 billion of additional committed capital that does not currently earn fees but will generate fees once deployed.
Carry Eligible Capital1
Carry eligible capital increased $12.9 billion during the quarter to $134.6 billion as at September 30, 2020 (June 30, 2020 –$121.8 billion). The increase was primarily related to capital raised in the first close of our latest distressed debt fund, as well as additional capital raised in our perpetual private funds. This increase in carry eligible capital was partially offset by uninvested capital that is not currently committed in one of our flagship funds that ended the investment period during the quarter. This capital will become carry eligible again once it is committed or invested.
As at September 30, 2020, $85.8 billion of carry eligible capital was deployed (June 30, 2020 – $80.7 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $48.8 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (June 30, 2020 – $41.1 billion).
Operating Results
Asset management FFO includes fee-related earnings and realized carried interest1 earned by us in respect of capital managed for our investors. Fee-related earnings include fees earned on the capital invested by us in the listed affiliates. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee-related earnings and realized carried interest, net1, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO
	Ref.	2020	2019	2020	2019
Fee-related earnings	i	$728	$468	$372	$306
Realized carried interest	ii	42	59	27	39
Asset management FFO		$770	$527	$399	$345

Unrealized carried interest
Generated				$679	$364
Foreign exchange				24	(64)
				703	300
Less: direct costs				(258)	(68)
Unrealized carried interest, net	iii			445	232
Less: unrealized carried interest not attributable to BAM				(35)	—
				$410	$232
1.See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 33

i.    Fee-Related Earnings

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2020	2019
Fee revenues[1]
Base management fees	$634	$387
Incentive distributions	77	67
Transaction and advisory fees	17	14
	728	468
Less: direct costs	(325)	(162)
	403	306
Less: fee-related earnings not attributable to BAM	(31)	—
Fee-related earnings	$372	$306
1.See definition in Glossary of Terms beginning on page 57.
Fee-related earnings increased by $66 million at our share, mainly due to higher base management fees and incentive distributions earned during the quarter, partially offset by increased direct costs.
Base management fees increased by $247 million to $634 million, a 64% increase from the same quarter in 2019. The increase is broken down as follows:
•$232 million increase in fee revenues related to our interest in Oaktree acquired in September 2019, or $143 million at our share. As the Oaktree transaction closed on September 30, 2019, there were no fee revenues attributable to the inflow of fee-bearing capital during the prior year quarter;
•$28 million increase in perpetual strategies, as a result of increased capitalization from higher prices at BEP and BIP, capital market transactions within the listed affiliates, and new capital raised and deployed in our perpetual private fund strategies; partially offset by
•$9 million decrease in our public securities fees due to a decrease in fee-bearing capital, primarily due to the impact of market valuations over the last twelve months; and
•$4 million decrease in long-term private fund fees, primarily due to lower fee-bearing capital as a result of three of our flagship funds ending its investment period in the last twelve months. However, this capital will become fee-earning again once it is deployed.
Incentive distributions from BIP, BEP and BPY increased by $10 million to $77 million, a 15% increase from 2019. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Excluding Oaktree, direct costs increased $11 million or 7% from the prior year quarter as we continue to grow our asset management franchise, both in fundraising, client service and new product development.
The margin on our fee-related earnings, including our 61.6% share of Oaktree’s fee-related earnings, was 58% in the current quarter (2019 – 65%). Our fee-related earnings margin, including 100% of Oaktree’s fee-related earnings, was 55% in the current quarter. The Brookfield margin on a standalone basis was 65% for the quarter, consistent with the prior period margin.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $27 million of carried interest, net of direct costs (2019 – $39 million). Realizations during the quarter were mainly attributable to distributions within our fourth flagship private equity fund and Oaktree funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
34 BROOKFIELD ASSET MANAGEMENT

iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2020			2019
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$3,334	$(1,244)	$2,090	$2,537	$(765)	$1,772
Oaktree acquisition[1]	—	—	—	1,346	(704)	642
	3,334	(1,244)	2,090	3,883	(1,469)	2,414
In-period change
Unrealized in period	679	(254)	425	364	(87)	277
Foreign currency revaluation	24	(4)	20	(64)	19	(45)
	703	(258)	445	300	(68)	232
Less: realized	(42)	13	(29)	(59)	20	(39)
	661	(245)	416	241	(48)	193
Accumulated unrealized, end of period	3,995	(1,489)	2,506	4,124	(1,517)	2,607
Oaktree carried interest not attributable to BAM shareholders	(476)	251	(225)	(522)	273	(249)
Accumulated unrealized, end of period, net	$3,519	$(1,238)	$2,281	$3,602	$(1,244)	$2,358
1.Represents the amounts, at 100%, assumed on the acquisition of Oaktree.
Unrealized carried interest in the current quarter before foreign exchange and associated costs was $679 million and primarily related to increased valuations in our infrastructure, private equity and credit funds during the quarter.
Accumulated unrealized carried interest totaled $3.5 billion at September 30, 2020. We estimate that approximately $1.2 billion of associated costs will arise on the realization of the amounts accumulated to date, predominantly related to employee long-term incentive plans and taxes. We expect to recognize $1.1 billion of this carry, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 35

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Property
Equity units[1]	i	$1,637	$2,019	$79	$168	$15,177	$15,770
Preferred shares		—	—	—	—	16	16
		1,637	2,019	79	168	15,193	15,786
Other real estate investments	ii	565	686	18	3	3,590	2,995
Realized disposition (losses) gains	iii	—	—	(7)	100	—	—
		$2,202	$2,705	$90	$271	$18,783	$18,781
1.Brookfield’s equity units in BPY consist of 451.4 million redemption-exchange units, 101.1 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 3.0 million BPYU Class A shares, together representing an effective economic interest of 60% of BPY. See “Economic ownership interest” in the Glossary of Terms beginning on page 57.
Revenues from our real estate operations decreased by $503 million as the benefits from acquisitions were more than offset by the decrease in revenue mainly due to the global economic shutdown. FFO was further impacted by a one-time gain from realizations of assets in our core office and LP investment portfolios in the prior year quarter. This was partially offset by lower interest expense during the quarter and our increased ownership in BPY.
i.    Brookfield Property
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2020	2019
Core office	$141	$150
Core retail	97	201
LP investments	23	74
Corporate	(100)	(101)
Attributable to unitholders	161	324
Non-controlling interests	(67)	(146)
Segment reallocation and other[1]	(15)	(10)
Brookfield’s interest	$79	$168
1.Reflects preferred dividend distributions as well as fee-related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.
BPY’s FFO for the quarter was $161 million, of which our share was $79 million, compared to $168 million in the prior year quarter.
36 BROOKFIELD ASSET MANAGEMENT

Core Office
FFO decreased by $9 million to $141 million primarily due to:
•a reduction in same-property1 income, lower leasing and development fees; partially offset by
•contributions from condominium sales at our U.K. portfolio.
Core Retail
FFO decreased by $104 million from the prior year quarter to $97 million as a result of:
•incremental credit loss reserves, bankruptcy and co-tenant claims, and a reduction in income from temporary tenants and overage revenue;
•the prior period benefited from gains associated with the sale of a land parcel and financial assets, as well as incremental lease termination income; partially offset by
•lower interest expense.
LP Investments
BPY’s share of the FFO from its LP investments decreased by $51 million from the prior year quarter due to closures and lower occupancy in our hospitality properties as a result of the economic shutdown, as well as the absence of a gain on the sale of a merchant build asset that was realized in the prior year.
Corporate
BPY’s corporate expenses of $100 million, which include interest expense, management fees and other costs, were relatively consistent compared to the prior year quarter.
ii.    Other Real Estate Investments
FFO was $18 million in the current quarter, $15 million higher than the prior year quarter primarily due to acquisitions within our BSREP III fund.
iii.    Realized Disposition Gains
Realized disposition losses of $7 million primarily relate to the sale of investment properties in our LP investments portfolio.
Disposition gains of $100 million in the prior year quarter relate to:
•core office properties in Australia and North America, contributing gains of $34 million and $33 million, respectively; and
•a number of multifamily and other LP investment properties.
Common Equity
Common equity in our Real Estate segment remained relatively consistent at $18.8 billion as at September 30, 2020 compared to December 31, 2019. The benefits from FFO, additional shares purchased in BPY at a discount to book value, and incremental investments into our BSREP III fund were offset by distributions and valuation losses.

1.See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 37

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Renewable[1]	i	$954	$951	$72	$72	$3,856	$4,810
Energy contracts	ii	3	(25)	(11)	(31)	509	510
Realized disposition gains	iii	—	—	3	3	—	—
		$957	$926	$64	$44	$4,365	$5,320
1.Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 45.8 million Class A limited partnership units, 2.7 million general partnership units, as well as 44.5 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 52% of BEP.
Compared to the prior year quarter, revenues and FFO excluding realized disposition gains increased by $31 million and $20 million, respectively. This was primarily due to a lower deficit from energy contracts as a result of relatively favorable power prices and lower generation sold at a deficit.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND MILLIONS)	2020	2019	2020	2019	2020	2019
Hydroelectric	3,606	3,732	4,295	4,305	$113	$125
Wind	1,345	1,058	1,554	1,223	50	36
Solar	666	279	769	293	76	36
Storage and other	136	144	—	—	2	6
Corporate	—	—	—	—	(84)	(70)
Attributable to unitholders	5,753	5,213	6,618	5,821	157	133
Non-controlling interests and other[2]					(82)	(61)
Segment reallocation[3]					(3)	—
Brookfield’s interest					$72	$72
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 57.
2.Includes incentive distributions paid to Brookfield of $17 million (2019 – $12 million) as the general partner of BEP.
3.Segment reallocation refers to disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP.
BEP’s FFO for the third quarter of 2020 was $157 million, of which our share was $72 million. This is consistent with the prior year quarter as the additional contributions in our wind and solar operations from the privatization of TERP was offset by a reduction in our ownership percentage following the privatization of TERP. Generation for the quarter totaled 5,753 GWh, 13% below the long-term average (“LTA”)1. However, this represents a 10% increase compared to the prior year quarter, mainly attributable to recent acquisitions.
1.See definition in Glossary of Terms beginning on page 57.
38 BROOKFIELD ASSET MANAGEMENT

Hydroelectric
The primary contributors to the $12 million decrease in FFO were:
•lower generation in North America;
•the negative impact of foreign currency translation at our Brazilian and Colombian operations; and
•the absence of a one-time benefit in the prior year quarter relating to a regulatory settlement; partially offset by
•higher realized pricing in Canada, which benefited from inflation indexation, and cost savings initiatives in the U.S.
Wind
Wind operations’ FFO increased by $14 million to $50 million due to:
•additional contributions from the privatization of TERP;
•improved margins from higher realized pricing in Europe and lower operating costs; partially offset by
•lower average revenue per MWh at our North American business due to the generation mix; and
•impact of foreign currency translation.
Solar
FFO from our solar operations was $40 million higher than the prior year quarter mainly as a result of:
•the privatization of TERP and recently acquired assets, including TERP’s acquisitions of a distributed generation asset and Spanish solar assets in the last twelve months; and
•cost saving initiatives and lower interest expense.
Storage and Other
FFO from our storage and other activities decreased by $4 million from the prior year quarter due to lower realized market prices in the northeast U.S. and lower generation at our biomass facilities in Brazil.
Corporate
The corporate FFO deficit increased by $14 million as a result of an increase in management fees due to higher market capitalization.
ii.Energy Contracts
During the quarter, we purchased 394 GWh (2019 – 574 GWh) from BEP at $81 per MWh (2019 – $85 per MWh) and sold the purchased generation at an average selling price of $53 per MWh (2019 – $31 per MWh). As a result, we incurred an FFO deficit of $11 million compared to a deficit of $31 million in the prior year quarter.
Common Equity
Common equity in our Renewable Power segment decreased to $4.4 billion as at September 30, 2020 from $5.3 billion as at December 31, 2019. The contribution from FFO and the dilution gain on the issuance of BEP units and BEPC shares as part of the TERP privatization were more than offset by the foreign exchange impact on invested capital denominated in foreign currencies, depreciation, distributions paid to investors, and the secondary offering of BEP units during the second quarter of 2020. Our renewable PP&E is revalued annually and as such common equity in this segment is typically not affected by revaluation items during the first three quarters of the year. Our critical estimates and assumptions underlying the valuation of PP&E have not changed materially as a result of the global economic shutdown. Refer to Part 5 for discussions.

Q3 2020 INTERIM REPORT 39

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Infrastructure[1]	i	$2,271	$1,714	$90	$84	$1,674	$2,141
Sustainable resources and other	ii	52	44	2	3	563	651
Realized disposition gains	iii	—	—	152	16	—	—
		$2,323	$1,758	$244	$103	$2,237	$2,792
1.Brookfield’s interest consists of 122.0 million redemption-exchange units, 0.2 million limited partnership units, 1.6 million general partnership units of BIP LP, as well as 8.7 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of approximately 28% of BIP.
Revenue and FFO excluding realized disposition gains generated by our Infrastructure segment increased by $565 million and $5 million, respectively, compared to the prior year quarter. This was due to the contribution from acquisitions completed in the last twelve months and growth initiatives across our operations. These increases were partially offset by the impact of foreign exchange and dispositions.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO excluding realized gains by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2020	2019
Utilities	$139	$145
Transport	135	128
Energy	115	100
Data infrastructure	50	36
Corporate	(74)	(71)
Attributable to unitholders	365	338
Non-controlling interests and other[1]	(272)	(251)
Segment reallocation[2]	(3)	(3)
Brookfield’s interest	$90	$84
1.Includes incentive distributions paid to Brookfield of $46 million (2019 – $41 million) as the general partner of BIP.
2.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify. This allows us to present FFO attributable to unitholders on the same basis as BIP.
BIP’s FFO for the third quarter of 2020 was $365 million, of which our share was $90 million compared to $84 million in the prior year quarter. Key variances for our businesses are described below.
Utilities
FFO of $139 million was $6 million lower than the prior year quarter. The decrease was primarily due to:
•delay in the recognition of connections revenue at our U.K. regulated distribution business;
•the impact of a decline in the Brazilian real; partially offset by
•benefits of inflation-indexation and capital commissioned; and
•the contribution from our North American regulated gas transmission business acquired in October 2019.
40 BROOKFIELD ASSET MANAGEMENT

Transport
FFO in our transport segment of $135 million was $7 million higher than the prior year quarter. The increase is primarily due to:
•contributions from G&W acquired in December 2019 and higher volumes on our Australian and Brazilian rail networks;
•a favorable arbitration settlement at our U.K. port operations; partially offset by
•lower volumes at our toll road businesses due to the impact from the economic shutdown;
•the loss of income associated with the partial sale of our Chilean toll road operation; and
•the negative impact of a decline in the Brazilian real compared to the prior year.
Energy
FFO from our energy operations of $115 million was $15 million higher than the prior year quarter due to:
•additional customers secured at our North American residential infrastructure business;
•improved spreads at our gas storage operations; and
•the acquisition of the federally regulated portion of our western Canadian midstream business; partially offset by
•the absence of income resulting from the sale of our Australian district energy operation in the fourth quarter of 2019.
Data Infrastructure
FFO from our data infrastructure operations of $50 million was $14 million higher than the prior year quarter due to the acquisitions completed in the last twelve months, including the initial contribution from Summit DigiTel acquired in August 2020.
Corporate
The Corporate FFO deficit of $74 million increased by $3 million from the prior year quarter as a result of higher base management fee expense from an increase in market capitalization, partially offset by income from corporate financial assets.
ii.Sustainable Resources and Other
FFO at our agriculture operations remained consistent compared to the prior year quarter.
iii.Realized Disposition Gains
In the current quarter, disposition gains of $152 million primarily relate to a $140 million gain recognized on the secondary offering of BIPC shares and the sale of our Wind Energy Texas Transmission business.
The prior period disposition gain of $16 million relates to the sale of our Canadian timber business.
Common Equity
Common equity in our Infrastructure segment was $2.2 billion as at September 30, 2020 (December 31, 2019 – $2.8 billion). The contributions from earnings were more than offset by the depreciation of foreign currencies against the U.S. dollar, the partial sale of BIPC shares during the current quarter and distributions to unitholders. This equity is primarily our investment in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations. Our critical estimates and assumptions underlying the valuation of PP&E, as well as intangibles assets have not changed materially as a result of the global economic shutdown. Refer to Part 5 for discussions.

Q3 2020 INTERIM REPORT 41

Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2020	2019	2020	2019	2020	2019
Brookfield Business Partners[1]	i	$10,082	$11,862	$132	$132	$1,891	$2,389
Other investments	ii	9	159	117	16	1,727	1,697
Realized disposition gains	iii	—	—	—	6	—	—
		$10,091	$12,021	$249	$154	$3,618	$4,086
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 63% of BBU.
Revenues generated from our private equity operations decreased by $1.9 billion primarily due to lower volumes at Greenergy and reduced contribution from Multiplex due to lower activity in the U.K. This was partially offset by the positive contribution from the acquisition of Sagen in the fourth quarter of 2019.
FFO, prior to disposition gains, increased by $101 million to $249 million primarily due to an increase in OSB pricing at Norbord. BBU’s FFO was in line with the prior quarter as the impact of new acquisitions was offset by the impacts of the global economic shutdown.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the quarter-over-quarter variances in FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2020	2019
Business services	$62	$31
Infrastructure services	78	95
Industrials	86	103
Corporate	(18)	(10)
Attributable to unitholders	208	219
Non-controlling interests	(76)	(82)
Segment reallocation and other[1]	—	(5)
Brookfield’s interest	$132	$132
1.Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $208 million of FFO compared to $219 million in the prior period of which our share of BBU’s FFO was $132 million, consistent with the prior year quarter.
42 BROOKFIELD ASSET MANAGEMENT

Business Services
Business services’ FFO increased by $31 million to $62 million primarily due to:
•contributions from Sagen, which was acquired in the fourth quarter of 2019; and
•increased contributions from Healthscope resulting from increased patient admission.
Infrastructure Services
Within our infrastructure services operations, we generated $78 million of FFO, compared to $95 million in the prior year quarter. The decrease was primarily due to:
•lower volumes at Westinghouse Electric Company (“Westinghouse”)1,, a service provider in the power generation industry, driven by a one-time reversal of reserves on new plant projects nearing completion; partially offset by
•contributions from the acquisition of BrandSafway, an equity accounted investment, which was acquired in the first quarter of 2020; and
•increased contributions from Altera, in which we increased our ownership from 31% to 43%.
Industrials
FFO from our industrials portfolio decreased by $17 million to $86 million due to:
•lower volumes and realized prices at GrafTech International Ltd. (“GrafTech”)1;
•the absence of contributions from NAP following its sale in the fourth quarter of 2019; partially offset by
•increased contributions from Clarios as compared to the prior period.
Corporate
The Corporate FFO deficit increased by $8 million due to lower interest income.
ii.Other Investments
FFO from other investments increased by $101 million to $117 million as a result of higher earnings at Norbord due to higher realized OSB pricing.
iii.Realized Disposition Gains
BBU did not have any realized disposition gains in the current quarter. The gain of $6 million in the prior year quarter was from the sale of certain industrial assets at our waste water and industrial water treatment business in Brazil.
Common Equity
Common equity in our Private Equity segment was $3.6 billion as at September 30, 2020 (December 31, 2019 – $4.1 billion). The decrease is primarily attributable to foreign currency translation, distributions to unit holders and depreciation expense. These decreases were partially offset by contributions from FFO. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.
1.See definition in Glossary of Terms beginning on page 57.
Q3 2020 INTERIM REPORT 43

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2020	2019	2020	2019	2020	2019
North America	$512	$479	$36	$41	$1,983	$2,083
Brazil and other	83	118	1	1	542	776
	$595	$597	$37	$42	$2,525	$2,859
North America
FFO from our North American operations was $36 million, slightly lower than the prior year quarter. The difference is largely driven by a decrease in the gross margin on land closings stemming from a change in the geographic distribution and types of land sold. It was offset by increased single family lot closings, a higher housing gross margin from a change in product mix and a decrease to interest expense.
As at September 30, 2020, we had 79 active housing communities (September 30, 2019 – 91) and 25 active land communities (September 30, 2019 – 27).
Brazil and Other
FFO from our Brazilian and other operations remained consistent compared to the prior year quarter. Our Brazilian operations delivered four projects in the current quarter, compared to two in the prior year. Higher margin on the delivered projects was offset by higher general and administration expenses during the quarter.
Our Brazilian operations began 2020 with 20 projects under construction and as of September 30, 2020, we have 26 projects under construction, all of which relates to projects launched since late 2016 with relatively higher margins than our legacy projects.
Common Equity
Common equity was $2.5 billion as at September 30, 2020 (December 31, 2019 – $2.9 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in common equity is primarily attributable to weakening of the Brazilian real in comparison to the U.S. dollar.
44 BROOKFIELD ASSET MANAGEMENT

Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2020	2019	2020	2019	2020	2019
Corporate cash and financial assets, net	$87	$(44)	$80	$(32)	$3,675	$2,181
Corporate borrowings	—	—	(98)	(87)	(8,587)	(7,083)
Preferred equity[1]	—	—	—	—	(4,145)	(4,145)
Other corporate investments	110	16	(3)	(5)	726	680
Corporate costs and taxes/net working capital	—	—	(37)	(9)	895	470
Realized disposition gains	—	—	14	—	—	—
	$197	$(28)	$(44)	$(133)	$(7,436)	$(7,897)
1.FFO excludes preferred share distributions of $34 million (2019 – $38 million).
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at September 30, 2020, our portfolio of corporate cash and financial assets includes $2.3 billion of cash and cash equivalents (December 31, 2019 – $789 million). The increase is as a result of three issuances of corporate debt, totaling $1.9 billion, in the current year, as well as proceeds received from the partial sale of BIPC shares and BEP units in the year. This was partially offset by the early redemption of $251 million (C$350 million) of corporate debt in the first quarter, dividends paid to shareholders, funding of capital calls in our BSREP III fund and the repurchase of 6.2 million Class A shares on a post-split basis.
Our corporate cash and financial assets generated FFO of $80 million, which was $112 million higher than the prior year quarter, primarily due to higher mark-to-market gains on our financial assets in the current quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $98 million FFO expense reported through corporate borrowings reflects the interest expense on those borrowings. The increase from the prior year quarter was primarily as a result of the aforementioned net increase in our borrowings, partially offset by the foreign exchange impact of our Canadian dollar interest expense as a result of a decrease in the average exchange rate compared to the prior year quarter.
Preferred equity does not revalue under IFRS and the total outstanding shares remain unchanged from year-end.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Other corporate investments include our insurance and pension businesses, as well as the non-asset management related investment in Oaktree which was acquired in the third quarter of 2019. The decrease in FFO deficit is primarily from higher margins in pension assets acquired as well as a one-time expense in the prior year quarter in our insurance businesses, partially offset by operating expenses in Oaktree.
Net working capital was in an asset position of $895 million as at September 30, 2020, an increase from the prior year balance of $470 million. Included within this balance are net deferred income tax assets of $2.0 billion (December 31, 2019 – $2.2 billion). The FFO deficit of $37 million includes corporate costs and cash taxes which increased primarily as a result of the absence of the release of a previously recorded tax reserve compared to the prior year quarter.
Q3 2020 INTERIM REPORT 45

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At September 30, 2020, our corporate capitalization was $46.3 billion (December 31, 2019 – $47.1 billion) with a debt to capitalization of 19% (December 31, 2019 – 15%).
Consolidated Capitalization1 – reflects the full capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. At September 30, 2020, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet not withstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)		Corporate		Consolidated
	Ref.	2020	2019	2020	2019
Corporate borrowings	i	$8,587	$7,083	$8,587	$7,083
Non-recourse borrowings
Subsidiary borrowings	i	—	—	10,584	8,423
Property-specific borrowings	i	—	—	129,646	127,869
		8,587	7,083	148,817	143,375
Accounts payable and other		4,196	4,708	45,153	43,077
Deferred income tax liabilities		383	279	14,314	14,849
Subsidiary equity obligations		—	—	3,989	4,132
Liabilities associated with assets classified as held for sale		—	—	1,503	1,690
Equity
Non-controlling interests		—	—	80,156	81,833
Preferred equity	ii	4,145	4,145	4,145	4,145
Common equity	iii	29,006	30,868	29,006	30,868
		33,151	35,013	113,307	116,846
Total capitalization		$46,317	$47,083	$327,083	$323,969

Debt to capitalization	19%	15%	45%	44%
i.    Borrowings
Corporate Borrowings

AS AT SEP. 30, 2020 AND DEC. 31, 2019 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2020	2019	2020	2019	2020	2019
Term debt	4.4%	4.6%	12	10	$8,646	$7,128
Revolving facilities	—%	—%	4	4	—	—
Deferred financing costs	n/a	n/a	n/a	n/a	(59)	(45)
Total					$8,587	$7,083
As at September 30, 2020, corporate borrowings included term debt of $8.6 billion (December 31, 2019 – $7.1 billion) which had an average term to maturity of 12 years (December 31, 2019 – 10 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from March 2023 until 2051. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
1.See definition in Glossary of Terms beginning on page 57.
46 BROOKFIELD ASSET MANAGEMENT

The increase in term debt compared to the prior year is due to the issuance of $600 million of 3.45% notes with a 2050 maturity, the issuance of $750 million of 4.35% notes with a 2030 maturity, the issuance of $500 million of 3.50% notes with a 2051 maturity, partially offset by the early repayment of $251 million (C$350 million) of 5.30% notes due on March 1, 2021, as well as $81 million of foreign currency depreciation.
Subsequent to September 30, 2020, we issued $400 million of 4.625% subordinated notes with a 2080 maturity.
We had no commercial paper or bank borrowings outstanding at September 30, 2020 (December 31, 2019 – $nil). Our commercial paper program is supplemented by our $2.6 billion revolving term credit facilities with maturities ranging from 2022 to 2024. As at September 30, 2020, $65 million of the facilities were utilized for letters of credit (December 31, 2019 – $66 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

AS AT SEP. 30, 2020 AND DEC. 31, 2019 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2020	2019	2020	2019	2020	2019
Real estate	3.2%	3.9%	4	4	$2,930	$2,024
Renewable power	3.3%	4.0%	12	9	2,418	2,098
Infrastructure	3.1%	3.4%	6	6	2,882	2,470
Private equity	2.7%	—%	4	—	538	—
Residential development	5.8%	6.2%	6	5	1,816	1,831
Total	3.6%	4.2%	7	6	$10,584	$8,423
Subsidiary borrowings include listed affiliates’ recourse term debt and credit facility draws. It generally has no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU).
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the listed affiliates.

AS AT SEP. 30, 2020 AND DEC. 31, 2019 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2020	2019	2020	2019	2020	2019
Real estate	3.6%	4.4%	4	4	$67,567	$67,909
Renewable power	4.9%	5.0%	10	9	15,984	15,787
Infrastructure	4.2%	4.7%	8	7	22,032	20,776
Private equity and other	5.0%	5.4%	5	6	23,619	23,105
Residential development	4.8%	5.4%	3	3	444	292
Total	4.1%	4.7%	5	6	$129,646	$127,869
Property-specific borrowings have increased by $1.8 billion since December 31, 2019. The increase in borrowings is largely attributable to acquisitions in our infrastructure and private equity operations and partially offset by the deconsolidation of Atlantis as well as the transfer of assets from our self-storage portfolio to assets held for sale.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate debt to fixed rates.
As at September 30, 2020, 69% of our share of debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
Q3 2020 INTERIM REPORT 47

The following table presents the fixed and floating rates of interest expense:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Fixed Rate				Floating Rate
	2020		2019		2020		2019
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.4%	$8,587	4.6%	$7,083	—%	$—	—%	$—
Subsidiary borrowings	4.3%	7,886	4.6%	6,152	1.6%	2,698	3.4%	2,271
Property-specific borrowings	5.2%	53,843	5.2%	49,614	3.3%	75,803	4.4%	78,255
Total	5.0%	$70,316	4.9%	$62,849	3.3%	$78,501	5.0%	$80,526
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Term	Average Rate
		2020	2019	2020	2019
Fixed rate-reset	Perpetual	4.1%	4.3%	$2,875	$2,875
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	1.8%	2.9%	531	531
Total		3.9%	4.2%	$4,145	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2020 was 284 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A shares during the periods are as follows:

AS AT AND FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2020[1]	2019[1]	2020[1]	2019[1]
Outstanding at beginning of period	1,511.5	1,433.8	1,509.3	1,432.7
Issued (repurchased)
Issuances	—	79.1	—	79.1
Repurchases	(0.7)	(3.9)	(6.2)	(7.2)
Long-term share ownership plans[2]	1.4	1.8	9.0	6.0
Dividend reinvestment plan and others	0.1	—	0.2	0.2
Outstanding at end of period	1,512.3	1,510.8	1,512.3	1,510.8
Unexercised options and other share-based plans[2]	58.6	70.7	58.6	70.7
Total diluted shares at end of period	1,570.9	1,581.5	1,570.9	1,581.5
1.Adjusted to reflect the three-for-two-stock split effective April 1, 2020.
2.Includes management share option plan and restricted stock plan.
The company holds 61.5 million Class A shares (September 30, 2019 – 59.8 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 8.7 million (September 30, 2019 – 15.5 million) shares issuable in respect of these plans based on the market value of the Class A shares at September 30, 2020 and September 30, 2019, resulting in a net reduction of 52.8 million (September 30, 2019 – 44.3 million) diluted shares outstanding.
During the third quarter of 2020, 1.6 million options were exercised, of which 0.7 million and 0.2 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 0.6 million vested options.
48 BROOKFIELD ASSET MANAGEMENT

The cash value of unexercised options was $1.2 billion as at September 30, 2020 (2019 – $1.2 billion) based on the proceeds that would be paid on exercise of the options.
On April 1, 2020, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A share for each Class A and Class B share outstanding, resulting in the issuance of 524 million Class A shares.
As of November 12, 2020, the Corporation had outstanding 1,509,550,594 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPY, BEP, BIP, BBU and Oaktree because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at quarter-end was $15.8 billion, or inclusive of investor commitments to our private funds, was $75.7 billion at the end of the quarter, as we continue to pursue a number of attractive investment opportunities.
Capital Requirements
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities. There are no corporate debt maturities until March 2023 when $450 million (C$600 million) is due. Periodically, we will also fund acquisitions and seed new investment strategies.
At the listed affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or listed affiliates that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed affiliates. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPY’s $1 billion commitment. As of September 30, 2020, the Corporation has funded $1.1 billion of our $2.75 billion commitment. On August 3, 2020, the Corporation committed $750 million to our latest distressed debt fund. As of September 30, 2020, the Corporation has funded $38 million of our $750 million commitment. In the case of listed affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure program are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

Q3 2020 INTERIM REPORT 49

Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Corporate[1]	Real Estate[1]	Renewable Power	Infrastructure	Private Equity[1]	Oaktree	Total 2020	Total 2019
Cash and financial assets, net	$3,675	$17	$512	$435	$348	$650	$5,637	$3,575
Undrawn committed credit facilities	2,525	2,246	1,892	1,162	1,737	650	10,212	9,808
Core liquidity[2]	6,200	2,263	2,404	1,597	2,085	1,300	15,849	13,383
Uncalled private fund commitments	—	12,702	3,531	10,860	6,204	26,567	59,864	50,735
Total liquidity[2]	$6,200	$14,965	$5,935	$12,457	$8,289	$27,867	$75,713	$64,118
1.We secured an incremental $1 billion two-year credit facility in April of 2020 to support growth initiatives; BBU and BPY can each draw up to $500 million or BAM can draw up to $1 billion. Undrawn commitments of $500 million are reported within each Real Estate and Private Equity, respectively.
2.See definition in Glossary of Terms beginning on page 57.
As at September 30, 2020, the Corporation’s core liquidity was $6.2 billion, consisting of $3.7 billion in cash and financial assets, net of other liabilities and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed affiliates and private funds, as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 52. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
The Corporation generates significant cash available for distribution and/or reinvestment1. Our primary sources of recurring cash flows include:
•fee-related earnings from our asset management activities and proceeds in the form of realized carried interest from asset sales within private funds;
•distributions from invested capital, in particular our listed affiliates; and
•other invested capital earnings: comprised of our wholly owned investments offset by corporate interest expense, corporate costs and taxes and dividends paid on preferred shares.
During the third quarter of 2020, we generated $747 million of cash available for distribution and/or reinvestment, inclusive of:
• $323 million fee-related earnings, excluding Oaktree;
• $24 million realized carried interest, net, excluding Oaktree;
• $41 million of distributable earnings from our investment in Oaktree; and
• $459 million of distributions from our listed affiliates, other investments, and corporate cash and financial assets; partially offset by
•other invested capital earnings, including corporate costs and interest expense, and preferred share dividends paid, net of equity-based compensation costs, which resulted in expenses of $100 million.
The Corporation paid $182 million in cash dividends on its common equity during the quarter ended September 30, 2020 (2019 – $153 million).

1.See definition in Glossary of Terms beginning on page 57.
50 BROOKFIELD ASSET MANAGEMENT

Earnings and distributions received by the Corporation are available for distribution and/or reinvestment and are as follows:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2020	2019	2020	2019
1) Asset management FFO
Fee revenues	$496	$468	$1,406	$1,288
Direct costs	(173)	(162)	(518)	(481)
Fee-related earnings[1]	323	306	888	807
Realized carried interest, net[1]	24	39	63	261
	347	345	951	1,068

Our share of Oaktree’s distributable earnings	41	—	154	—

2) Distributions from investments
Listed affiliates	342	337	1,039	1,019
Corporate cash and financial assets	94	(32)	228	101
Other investments	23	28	59	87
	459	333	1,326	1,207
3) Other invested capital earnings
Corporate borrowings	(98)	(87)	(282)	(260)
Corporate costs and taxes	(37)	(9)	(113)	(82)
Other wholly owned investments	46	1	(35)	(68)
	(89)	(95)	(430)	(410)
Preferred share dividends	(34)	(38)	(105)	(113)
Add back: equity-based compensation costs	23	20	69	63
Cash available for distribution and/or reinvestment	$747	$565	$1,965	$1,815
1.Excludes $80 million and $5 million for the three months ended September 30, 2020 and $210 million and $86 million for the nine months ended September 30, 2020 of fee-related earnings and realized carried interest, net from Oaktree, respectively.

Q3 2020 INTERIM REPORT 51

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT SEP. 30, 2020 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Listed affiliates
Brookfield Property[4]	60%	560.4	$1.33	$6,742	$745	$524
Brookfield Renewable[5]	52%	222.7	1.74	11,971	387	303
Brookfield Infrastructure[6]	28%	132.5	1.94	6,376	257	194
Brookfield Business Partners	63%	94.5	0.25	2,847	24	18
					1,413	1,039
Corporate cash and financial assets[7]	various	various	various	3,675	221	228
Other investments
Norbord	43%	34.8	1.80	1,026	63	14
Other[8]	various	various	various	various	60	45
					123	59
Total					$1,757	$1,326
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on September 30, 2020.
3.Distributions (current rate) are calculated by multiplying units held as at September 30, 2020 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 57.
4.BPY’s quoted value includes $16 million of preferred shares. Fully diluted ownership is 56%, assuming conversion of convertible preferred shares held by a third party. For the three and nine months ended September 30, 2020, BPY’s distributions include nominal amounts of preferred share dividends received by the Corporation (2019 – nominal amounts and $11 million, respectively).
5.On July 30, 2020, we completed the special distribution of Class A exchangeable subordinate voting shares of Brookfield Renewable Corporation (“BEPC”). Each BEP unitholder of record as of July 27, 2020 received one class A exchangeable subordinate voting share of BEPC for every four BEP units held. The special distribution is analogous to a unit split and has no impact on our ownership and distributions received. Brookfield owned units represent the combined units held in BEP LP and BEPC.
6.Brookfield owned units represent the combined units held in BIP and BIPC. On July 29, 2020, we completed the sale of approximately 5.1 million class A shares of BIPC.
7.Includes cash and cash equivalents and financial assets net of deposits.
8.Other includes cash distributions from our 27.4% interest in a BAM-sponsored real estate venture in New York and a listed investment in our Private Equity segment.
52 BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2020	2019	2020	2019
Operating activities	$2,227	$1,898	$5,525	$4,297
Financing activities	3,940	2,166	9,404	18,773
Investing activities	(7,000)	(3,777)	(12,752)	(23,756)
Change in cash and cash equivalents	$(833)	$287	$2,177	$(686)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $2.2 billion in the third quarter of 2020, a $329 million increase from the third quarter of 2019. Operating cash flows prior to non-cash working capital and residential inventory were $2.3 billion this quarter, $268 million higher than the prior year quarter due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company had a net cash inflow of $3.9 billion from financing activities during the third quarter of 2020, compared to $2.2 billion in the third quarter of 2019. Our subsidiaries issued $7.5 billion (2019 – $9.0 billion) and repaid $6.0 billion (2019 – $6.8 billion) of non-recourse borrowings, for a net issuance of $1.5 billion (2019 – $2.2 billion) during the quarter. We raised $5.0 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, arranged $432 million of short-term borrowings backed by private fund commitments and returned $2.9 billion to our investors in the form of either distributions or returns of capital.
Investing Activities
During the third quarter of 2020, we invested $13.1 billion and generated proceeds of $6.3 billion from dispositions for net cash deployed in investing activities of $6.8 billion. This compares to net cash deployed of $3.8 billion during the same period in 2019. We paid cash of $3.3 billion to acquire consolidated subsidiaries, mainly at our Infrastructure segment, and a further $1.7 billion to acquire equity accounted investments during the quarter. Refer to our Acquisitions of Consolidated Entities in Note 4 and Equity Accounted Investments in Note 8 to the consolidated financial statements for further details. We continued to acquire and sell financial assets, which represent a net outflow of $301 million, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk.
Q3 2020 INTERIM REPORT 53

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 9 of the unaudited September 30, 2020 Consolidated Financial Statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2019 consolidated financial statements.
COVID-19
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there have been restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. The company continues to closely monitor the related developments in light of the economic environment. The longer-term impacts of the restrictions will depend on future developments which are highly uncertain, constantly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 of Management’s Discussion and Analysis in the December 31, 2019 Annual Report for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.

54 BROOKFIELD ASSET MANAGEMENT

Prior to the end of the first quarter, the global economic shutdown prompted certain responses from global government authorities across the various geographies in which the company owns and operates investment properties. Such responses, have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had a significant adverse impact on consumer spending and demand in the near term. These negative economic indicators, restrictions and closure have created significant estimation uncertainty in the determination of the fair value of investment properties as of September 30, 2020. Specifically, while discount and capitalization rates are inherently uncertain, there has been an absence of recently observed market transactions across the partnership’s geographies to support changes in such rates which is a key input into the determination of fair value. In addition, the company has had to make assumptions with respect to the length and severity of these restrictions and closures as well as the viability of our tenants in consideration of any credit reserves that should be applied based on deemed tenant risk and the recovery period in estimating the impact and timing of future cash flows generated from investment properties and used in the discounted cash flow model used to determine fair value. As a result of this material estimation uncertainty there is a risk that the assumptions used to determine fair value as of September 30, 2020 may result in a material adjustment to the fair value of investment properties in future reporting periods as more information becomes available.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our core office portfolio having a combined 91% occupancy level and an average 8.3-year lease life, while our core retail portfolio has an occupancy rate of 93%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current quarter, 24 of our properties were externally appraised, representing a gross property value of $11 billion of assets; external appraisals were within 0.9% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as of September 30, 2020 and December 31, 2019 are summarized below.

	Core Office		Core Retail		LP Investments and Other		Weighted Average
AS AT SEP. 30, 2020 AND DEC. 31, 2019	2020	2019	2020	2019	2020	2019	2020	2019
Discount rate	6.5%	6.7%	6.9%	6.7%	8.6%	8.1%	7.5%	7.3%
Terminal capitalization rate	5.4%	5.5%	5.4%	5.4%	6.0%	6.6%	5.6%	5.9%
Investment horizon (years)	11	11	10	10	13	14	12	12
We undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to property-level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and credit spreads. These considerations led us to make some discount rate changes to certain of our assets, mostly within our retail portfolio for assets where we have more exposure to anchor tenants who have recently filed for bankruptcy. We did not make holistic changes overall to our discount rates or terminal capitalization rates, as we were largely impacted by detailed revision of our cashflow models and feel comfortable with the level of risk applied in our cashflows. As we learn more about the mid- and longer-term impacts of the pandemic on our business we will update our valuation models accordingly.
The following table presents the impact on the fair value of our consolidated investment properties as at September 30, 2020 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.
Q3 2020 INTERIM REPORT 55

AS AT SEP. 30, 2020 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,178	$729
Canada	4,808	224
Australia	2,509	150
Europe	2,529	145
Brazil	282	2
Core retail	21,023	1,100
LP investments and other
LP investments office	8,777	360
LP investments retail	2,705	112
Mixed-use	2,935	134
Multifamily	2,708	124
Triple net lease	4,451	166
Student housing	2,753	116
Manufactured housing	2,588	113
Other investment properties[1]	23,249	1,190
Total	$96,495	$4,665
1.Includes investments in office, mixed-use and student housing properties which are held through our direct investment in BSREP III as well as other directly held investment properties.
ii.Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2019 audited consolidated financial statements. Our PP&E are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2019. Brookfield determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost. We have updated our valuation assumptions based on the available information as a result of the shutdown. Refer to Note 10 for further information.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown. We are continually monitoring and assessing the shutdown on our internal controls to minimize the impact on their design and operating effectiveness.
56 BROOKFIELD ASSET MANAGEMENT

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and listed affiliates as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.
•We refer to BPY, BPYU, BEP, BEPC, BIP, BIPC, and BBU as our listed affiliates.
•We refer to our public securities group as public securities. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• Altera – Altera Infrastructure L.P. (formerly Teekay Offshore)	• G&W – Genesee & Wyoming Inc.
• Atlantis – Atlantis Paradise Island Resort	• GrafTech – GrafTech International Ltd.
• BBU – Brookfield Business Partners L.P.	• Greenergy – Greenergy Fuels Holdings Limited
• BEP – Brookfield Renewable Partners L.P.	• Healthscope – Healthscope Limited
• BEPC – Brookfield Renewable Corporation	• IndoStar – IndoStar Capital Finance Limited
• BIP – Brookfield Infrastructure Partners L.P.	• NAP – North American Palladium Ltd.
• BIPC – Brookfield Infrastructure Corporation	• Norbord – Norbord Inc.
• BPY – Brookfield Property Partners L.P.	• Nova Cold – Nova Cold Logistics ULC
• BPYU – Brookfield Property REIT Inc. (formerly GGP Inc. or BPR)	• Oaktree – Oaktree Capital Management
• BrandSafway – Brand Industrial Holdings Inc.	• Sagen – Sagen MI Canada Inc. (formerly Genworth MI Canada Inc.)
• Cheniere – Cheniere Energy Partners, L.P.	• Summit DigiTel – Summit Digitel Infrastructure Pvt. Ltd.
• Clarios – Clarios Global LP	• TERP – TerraForm Power, Inc.
• EBSA – Empresa de Energia de Boyaca S.A.	• Westinghouse – Westinghouse Electric Company
• Forest City – Forest City Realty Trust, Inc.
Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
Q3 2020 INTERIM REPORT 57

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and listed affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Listed affiliate base fees are earned on the total capitalization, including debt and market capitalization, of the listed affiliates, which includes our investment. Base fees for BPY and BEP include a quarterly fixed fee amount of $12.5 million and $5 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in market capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. Base fees for BPYU, BIP and BBU are 1.25% of total capitalization. BPYU capital was subject to a 12-month fee waiver which expired at the end of August 2019.
Carried interest is an IFRS measure that is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to clawback until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2020	2019
Realized carried interest[1]	$42	$59
Less: direct costs associated with realized carried interest	(13)	(20)
	29	39
Less: realized carried interest not attributable to BAM	(2)	—
Realized carried interest, net	$27	$39
1.Includes $8 million of realized carried interest related to Oaktree. For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.
A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT SEP. 30 (MILLIONS)	2020	2019
Carry eligible capital[1]	$83,474	$76,130
Less:
Uncalled private fund commitments	(27,977)	(35,081)
Co-investments and other	(7,606)	(7,018)
Funds not yet at target preferred return	(16,360)	(10,287)
Adjusted carry eligible capital	$31,531	$23,744
1.Excludes carry eligible capital related to Oaktree.
58 BROOKFIELD ASSET MANAGEMENT

Cash available for distribution and/or reinvestment is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e., fee-related earnings and realized carried interest, net); distributions from our listed affiliates, other investments that pay regular cash distributions and FFO from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; excluding equity-based compensation costs and net of preferred share dividend payments.

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2020	2019	2020	2019
Asset management FFO	$347	$345	$951	$1,068
Our share of Oaktree’s distributable earnings	41	—	154	—
Distributions from investments	459	333	1,326	1,207
Other invested capital earnings
Corporate borrowings	(98)	(87)	(282)	(260)
Corporate costs and taxes	(37)	(9)	(113)	(82)
Other wholly owned investments	46	1	(35)	(68)
	(89)	(95)	(430)	(410)
Preferred share dividends	(34)	(38)	(105)	(113)
Add back: equity-based compensation costs	23	20	69	63
Cash available for distribution and/or reinvestment	$747	$565	$1,965	$1,815
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, listed affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by  multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to 8% of the weighted-average balance of the last four quarters of our corporate cash and financial assets. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.

Q3 2020 INTERIM REPORT 59

Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee-bearing capital represents the capital committed, pledged or invested in the listed affiliates, private funds and public securities that we manage which entitles us to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and public securities funds and equity issuances in our listed affiliates.
•Outflows represent distributions and redemptions of capital from within the public securities capital.
•Distributions represent quarterly distributions from listed affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, listed affiliates and public securities based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of listed affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee-related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Three Months Ended				Nine Months Ended
	Total		Per Share		Total		Per Share
FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2020	2019	2020	2019	2020	2019	2020	2019
Net income (loss)	$542	$1,756	$0.34	$1.17	$(1,108)	$3,716	$(0.75)	$2.46
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	602	180	0.39	0.12	2,793	52	1.85	0.04
Fair value changes	31	(394)	0.02	(0.27)	1,598	835	1.06	0.57
Depreciation and amortization	1,470	1,299	0.96	0.88	4,255	3,567	2.81	2.43
Deferred income taxes	21	(464)	0.01	(0.32)	93	(408)	0.06	(0.28)
Realized disposition gains recorded as fair value changes or equity	161	190	0.10	0.14	723	429	0.48	0.29
Non-controlling interest in FFO	(1,788)	(1,741)	(1.17)	(1.18)	(5,270)	(5,206)	(3.58)	(3.55)
Total FFO	$1,039	$826	$0.65	$0.54	$3,084	$2,985	$1.93	$1.96

60 BROOKFIELD ASSET MANAGEMENT

We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions is an IFRS measure that is determined by contractual arrangements; incentive distributions are paid to us by BPY, BEP and BIP and represent a portion of distributions paid by listed affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT SEP. 30, 2020	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.94	$0.73	/	$0.79	15% / 25%
Brookfield Renewable (BEP)[4]	1.74	1.20	/	1.35	15% / 25%
Brookfield Property (BPY)[5]	1.33	1.10	/	1.20	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
5.Incentive distributions from Brookfield Property are earned on distributions made by BPY and BPYU.

Q3 2020 INTERIM REPORT 61

Invested capital consists of investments in our listed affiliates, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within public securities funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.

62 BROOKFIELD ASSET MANAGEMENT

The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT SEP. 30 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2020
Real Estate	$8,911	1.5x	20%	16%
Infrastructure	20,377	1.4x	20%	17%
Private Equity	2,243	2.9x	20%	18%
	$31,531
2019
Real Estate	$8,119	1.7x	20%	17%
Infrastructure	13,261	1.5x	20%	16%
Private Equity	2,364	2.7x	20%	16%
	$23,744
1.Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.
2.Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90-1.50% and our opportunistic and private equity funds pay fees of 1.50-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.
3.Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.
4.When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.
The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Accumulated Unrealized Carried Interest
(MILLIONS)	Sep. 30, 2020	Jun. 30, 2020	Change	Sep. 30, 2019	Jun. 30, 2019	Change
Real Estate	$751	$640	$111	$1,035	$906	$129
Infrastructure	1,288	1,095	193	1,096	992	104
Private Equity	752	552	200	647	639	8
Oaktree	728	645	83	824	—	824
Accumulated unrealized carried interest	3,519	2,932	587	3,602	2,537	1,065
Less: associated expenses[1]	(1,238)	(1,032)	(206)	(1,244)	(765)	(479)
Accumulated unrealized carry, net	$2,281	$1,900	381	$2,358	$1,772	586
Add: realized carried interest, net			27			39
Unrealized carried interest, net			$408			$625
1.Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30-35% of carried interest generated.
Q3 2020 INTERIM REPORT 63

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Note	2020	2019
Assets
Cash and cash equivalents	5	$8,723	$6,778
Other financial assets	5,6	15,997	12,468
Accounts receivable and other	5,6	18,268	18,469
Inventory	6	10,374	10,272
Assets classified as held for sale	7	3,747	3,502
Equity accounted investments	8	40,911	40,698
Investment properties	9	96,495	96,686
Property, plant and equipment	10	89,895	89,264
Intangible assets		25,245	27,710
Goodwill		13,872	14,550
Deferred income tax assets		3,556	3,572
Total assets		$327,083	$323,969

Liabilities and equity
Corporate borrowings	5,6	$8,587	$7,083
Accounts payable and other	5,6	45,153	43,077
Liabilities associated with assets classified as held for sale	7	1,503	1,690
Non-recourse borrowings of managed entities	5,6	140,230	136,292
Deferred income tax liabilities		14,314	14,849
Subsidiary equity obligations	5	3,989	4,132

Equity
Preferred equity		4,145	4,145
Non-controlling interests		80,156	81,833
Common equity	12	29,006	30,868
Total equity		113,307	116,846
Total liabilities and equity		$327,083	$323,969
64 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Nine Months Ended
	Note	2020	2019	2020	2019
Revenues	13	$16,249	$17,875	$45,664	$50,007
Direct costs		(12,372)	(13,910)	(34,527)	(38,880)
Other income and gains		34	51	304	972
Equity accounted income (loss)	8	139	414	(704)	1,761
Expenses
Interest		(1,757)	(1,926)	(5,324)	(5,375)
Corporate costs		(25)	(23)	(74)	(72)
Fair value changes	14	(31)	394	(1,598)	(835)
Depreciation and amortization		(1,470)	(1,299)	(4,255)	(3,567)
Income taxes		(225)	180	(594)	(295)
Net income (loss)		$542	$1,756	$(1,108)	$3,716
Net income (loss) attributable to:
Shareholders		$172	$947	$(777)	$1,961
Non-controlling interests		370	809	(331)	1,755
		$542	$1,756	$(1,108)	$3,716
Net income (loss) per share:
Diluted	12	$0.10	$0.61	$(0.53)	$1.24
Basic	12	0.10	0.62	(0.53)	1.26
Q3 2020 INTERIM REPORT 65

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2020	2019	2020	2019
Net income (loss)		$542	$1,756	$(1,108)	$3,716
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		62	(106)	(574)	(236)
Marketable securities		(111)	20	29	61
Equity accounted investments	8	45	(15)	(141)	(93)
Foreign currency translation		531	(1,932)	(4,212)	(1,621)
Income taxes		(1)	(21)	27	(14)
		526	(2,054)	(4,871)	(1,903)
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	10	23	83	(222)	85
Revaluation of pension obligations		(2)	11	(7)	(4)
Equity accounted investments	8	(2)	2	(222)	(2)
Marketable securities		82	145	202	407
Income taxes		(17)	(29)	(77)	(75)
		84	212	(326)	411
Other comprehensive income (loss)		610	(1,842)	(5,197)	(1,492)
Comprehensive income (loss)		$1,152	$(86)	$(6,305)	$2,224
Attributable to:
Shareholders
Net income (loss)		$172	$947	$(777)	$1,961
Other comprehensive income (loss)		271	(457)	(1,213)	(397)
Comprehensive income (loss)		$443	$490	$(1,990)	$1,564

Non-controlling interests
Net income (loss)		$370	$809	$(331)	$1,755
Other comprehensive income (loss)		339	(1,385)	(3,984)	(1,095)
Comprehensive income (loss)		$709	$(576)	$(4,315)	$660

66 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2020	$7,345	$267	$14,723	$1,178	$7,449	$(3,225)	$188	$27,925	$4,145	$78,996	$111,066
Changes in period:
Net income	—	—	172	—	—	—	—	172	—	370	542
Other comprehensive income	—	—	—	—	5	205	61	271	—	339	610
Comprehensive income	—	—	172	—	5	205	61	443	—	709	1,152
Shareholder distributions
Common equity	—	—	(182)	—	—	—	—	(182)	—	—	(182)
Preferred equity	—	—	(34)	—	—	—	—	(34)	—	—	(34)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,173)	(1,173)
Other items
Equity issuances, net of redemptions	15	(6)	(14)	—	—	—	—	(5)	—	3,293	3,288
Share-based compensation	—	15	(1)	—	—	—	—	14	—	—	14
Ownership changes	—	—	157	1,149	(716)	117	138	845	—	(1,669)	(824)
Total change in period	15	9	98	1,149	(711)	322	199	1,081	—	1,160	2,241
Balance as at September 30, 2020	$7,360	$276	$14,821	$2,327	$6,738	$(2,903)	$387	$29,006	$4,145	$80,156	$113,307
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2019	$4,482	$279	$14,870	$1,113	$7,348	$(1,768)	$335	$26,659	$4,146	$72,324	$103,129
Changes in period:
Net income	—	—	947	—	—	—	—	947	—	809	1,756
Other comprehensive income (loss)	—	—	—	—	13	(501)	31	(457)	—	(1,385)	(1,842)
Comprehensive income (loss)	—	—	947	—	13	(501)	31	490	—	(576)	(86)
Shareholder distributions
Common equity	—	—	(153)	—	—	—	—	(153)	—	—	(153)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,233)	(1,233)
Other items
Equity issuances, net of redemptions	2,819	(9)	(122)	—	—	—	—	2,688	(1)	3,655	6,342
Share-based compensation	—	13	(23)	—	—	—	—	(10)	—	—	(10)
Ownership changes	—	—	18	(209)	(21)	—	3	(209)	—	(141)	(350)
Total change in period	2,819	4	629	(209)	(8)	(501)	34	2,768	(1)	1,705	4,472
Balance as at September 30, 2019	$7,301	$283	$15,499	$904	$7,340	$(2,269)	$369	$29,427	$4,145	$74,029	$107,601
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.
Q3 2020 INTERIM REPORT 67

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2019	$7,305	$286	$16,026	$1,010	$7,876	$(2,017)	$382	$30,868	$4,145	$81,833	$116,846
Changes in period:
Net loss	—	—	(777)	—	—	—	—	(777)	—	(331)	(1,108)
Other comprehensive loss	—	—	—	—	(53)	(1,066)	(94)	(1,213)	—	(3,984)	(5,197)
Comprehensive loss	—	—	(777)	—	(53)	(1,066)	(94)	(1,990)	—	(4,315)	(6,305)
Shareholder distributions
Common equity	—	—	(545)	—	—	—	—	(545)	—	—	(545)
Preferred equity	—	—	(105)	—	—	—	—	(105)	—	—	(105)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(4,638)	(4,638)
Other items
Equity issuances, net of redemptions	55	(54)	(196)	—	—	—	—	(195)	—	10,190	9,995
Share-based compensation	—	44	(31)	—	—	—	—	13	—	—	13
Ownership changes	—	—	449	1,317	(1,085)	180	99	960	—	(2,914)	(1,954)
Total change in period	55	(10)	(1,205)	1,317	(1,138)	(886)	5	(1,862)	—	(1,677)	(3,539)
Balance as at September 30, 2020	$7,360	$276	$14,821	$2,327	$6,738	$(2,903)	$387	$29,006	$4,145	$80,156	$113,307
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2018	$4,457	$271	$14,244	$645	$7,556	$(1,833)	$307	$25,647	$4,168	$67,335	$97,150
Changes in period:
Net income	—	—	1,961	—	—	—	—	1,961	—	1,755	3,716
Other comprehensive income (loss)	—	—	—	—	15	(488)	76	(397)	—	(1,095)	(1,492)
Comprehensive income (loss)	—	—	1,961	—	15	(488)	76	1,564	—	660	2,224
Shareholder distributions
Common equity	—	—	(459)	—	—	—	—	(459)	—	—	(459)
Preferred equity	—	—	(113)	—	—	—	—	(113)	—	—	(113)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,640)	(5,640)
Other items
Equity issuances, net of redemptions	2,844	(27)	(207)	—	—	—	—	2,610	(23)	10,312	12,899
Share-based compensation	—	39	(48)	—	—	—	—	(9)	—	—	(9)
Ownership changes	—	—	121	259	(231)	52	(14)	187	—	1,362	1,549
Total change in period	2,844	12	1,255	259	(216)	(436)	62	3,780	(23)	6,694	10,451
Balance as at September 30, 2019	$7,301	$283	$15,499	$904	$7,340	$(2,269)	$369	$29,427	$4,145	$74,029	$107,601
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

68 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2020	2019	2020	2019
Operating activities
Net income (loss)		$542	$1,756	$(1,108)	$3,716
Other income and gains		(34)	(51)	(304)	(972)
Share of undistributed equity accounted earnings		241	(143)	1,569	(1,193)
Fair value changes	14	31	(394)	1,598	835
Depreciation and amortization		1,470	1,299	4,255	3,567
Deferred income taxes		21	(464)	93	(408)
Investments in residential inventory		3	(44)	(164)	(78)
Net change in non-cash working capital balances		(47)	(61)	(414)	(1,170)
		2,227	1,898	5,525	4,297
Financing activities
Corporate borrowings arranged		492	—	1,826	992
Corporate borrowings repaid		—	—	(251)	(450)
Non-recourse borrowings arranged		7,498	8,979	24,152	41,101
Non-recourse borrowings repaid		(6,028)	(6,764)	(20,022)	(24,250)
Non-recourse credit facilities, net		432	(2,159)	(441)	(2,421)
Subsidiary equity obligations issued		—	—	195	182
Subsidiary equity obligations redeemed		(219)	—	(243)	(30)
Capital provided from non-controlling interests		4,981	3,647	12,999	11,546
Capital repaid to non-controlling interests		(1,688)	8	(2,809)	(1,234)
Repayment of lease liabilities		(123)	(99)	(394)	(327)
Preferred equity redemptions		—	(1)	—	(16)
Common shares issued		5	3	10	9
Common shares repurchased		(21)	(24)	(330)	(117)
Distributions to non-controlling interests		(1,173)	(1,233)	(4,638)	(5,640)
Distributions to shareholders		(216)	(191)	(650)	(572)
		3,940	2,166	9,404	18,773
Investing activities
Acquisitions
Investment properties		(1,143)	(1,305)	(3,224)	(3,331)
Property, plant and equipment		(882)	(783)	(2,874)	(1,973)
Equity accounted investments		(1,671)	(2,957)	(3,400)	(4,222)
Financial assets and other		(6,035)	(2,889)	(17,646)	(7,016)
Acquisition of subsidiaries		(3,348)	(914)	(3,404)	(20,233)
Dispositions
Investment properties		228	1,447	772	3,147
Property, plant and equipment		41	22	96	99
Equity accounted investments		47	746	137	1,840
Financial assets and other		5,659	2,621	15,863	6,322
Disposition of subsidiaries		281	222	1,243	1,369
Restricted cash and deposits		(177)	13	(315)	242
		(7,000)	(3,777)	(12,752)	(23,756)
Cash and cash equivalents
Change in cash and cash equivalents		(833)	287	2,177	(686)
Net change in cash classified within assets held for sale		(25)	—	(4)	(22)
Foreign exchange revaluation		58	(139)	(228)	(87)
Balance, beginning of period		9,523	7,447	6,778	8,390
Balance, end of period		$8,723	$7,595	$8,723	$7,595
Q3 2020 INTERIM REPORT 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
2.    SIGNIFICANT ACCOUNTING POLICIES
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2019.
The consolidated financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2019 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on November 11, 2020.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, to the company’s consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the interim financial statements as of and for the three and nine months ended September 30, 2020.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there have been restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. The company continues to closely monitor the related developments in light of the economic environment. The longer-term impacts of the restrictions will depend on future developments which are highly uncertain, constantly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts.
c)    Future Changes in Accounting Standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
In August 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendment primarily relate to the modification of financial instruments, allowing for prospective application of the applicable benchmark interest rate and continued application of hedge accounting, provided the amended hedging relationship continues to meet all qualifying criteria.

70 BROOKFIELD ASSET MANAGEMENT

The company is currently completing an assessment and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. We expect to have completed our assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on the company.
3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:
i.Asset management operations include managing our long-term private funds, perpetual strategies and public securities on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.
iii.Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.
iv.Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.
v.Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrials.
vi.Residential development operations consist of homebuilding, condominium development and land development.
vii.Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
b)    Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our listed affiliates, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.

Q3 2020 INTERIM REPORT 71

We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$61	$2,194	$957	$2,320	$9,923	$595	$199	$16,249
Inter-segment revenues[1]	709	8	—	3	168	—	(2)	886	i
Segmented revenues	770	2,202	957	2,323	10,091	595	197	17,135
FFO from equity accounted investments[1]	52	187	4	307	188	11	(8)	741	ii
Interest expense	—	(767)	(216)	(284)	(385)	(6)	(99)	(1,757)	iii
Current income taxes	—	(2)	(13)	(72)	(102)	(2)	(13)	(204)	iv
Funds from operations	399	90	64	244	249	37	(44)	1,039	v
Common equity	4,914	18,783	4,365	2,237	3,618	2,525	(7,436)	29,006
Equity accounted investments	4,505	21,102	1,072	9,258	3,881	374	719	40,911
Additions to non-current assets[2]	—	1,958	150	7,401	589	9	41	10,148
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 61.6%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2020, $240 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
72 BROOKFIELD ASSET MANAGEMENT

AS AT DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$52	$2,700	$926	$1,758	$11,861	$597	$(19)	$17,875
Inter-segment revenues	475	5	—	—	160	—	(9)	631	i
Segmented revenues	527	2,705	926	1,758	12,021	597	(28)	18,506
FFO from equity accounted investments	—	206	12	285	77	13	1	594	ii
Interest expense	—	(896)	(226)	(236)	(489)	(16)	(88)	(1,951)	iii
Current income taxes	—	(95)	(11)	(55)	(108)	(14)	(1)	(284)	iv
Funds from operations	345	271	44	103	154	42	(133)	826	v
Common equity	4,927	18,781	5,320	2,792	4,086	2,859	(7,897)	30,868
Equity accounted investments	4,599	22,314	1,154	8,972	2,596	382	681	40,698
Additions to non-current assets[1]	4,654	2,121	1,181	897	1,159	48	615	10,675
1.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$177	$6,657	$3,022	$6,689	$27,262	$1,450	$407	$45,664
Inter-segment and other revenues[1]	2,142	23	—	5	433	—	(19)	2,584	i
Segmented revenues	2,319	6,680	3,022	6,694	27,695	1,450	388	48,248
FFO from equity accounted investments[1]	171	604	19	926	384	17	(32)	2,089	ii
Interest expense	—	(2,364)	(664)	(836)	(1,159)	(18)	(283)	(5,324)	iii
Current income taxes	—	(17)	(29)	(188)	(200)	(15)	(52)	(501)	iv
Funds from operations[1]	1,134	398	696	465	551	17	(177)	3,084	v
Additions to non-current assets[2]	64	5,835	1,345	8,210	2,919	40	128	18,541
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 61.6%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2020, $837 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE NINE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$159	$7,850	$2,986	$5,295	$31,743	$1,630	$344	$50,007
Inter-segment revenues	1,497	25	15	—	361	—	(32)	1,866	i
Segmented revenues	1,656	7,875	3,001	5,295	32,104	1,630	312	51,873
FFO from equity accounted investments	—	721	35	787	229	30	11	1,813	ii
Interest expense	—	(2,660)	(692)	(705)	(1,068)	(41)	(261)	(5,427)	iii
Current income taxes	—	(156)	(52)	(184)	(232)	(19)	(60)	(703)	iv
Funds from operations	1,068	837	267	359	655	38	(239)	2,985	v
Additions to non-current assets[1]	4,654	5,776	1,447	5,211	18,893	78	628	36,687
1.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
i.Inter-Segment Revenues
For the three months ended September 30, 2020, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $709 million (2019 – $475 million), revenues earned on construction projects between consolidated entities totaling $167 million (2019 – $146 million), and other revenues totaling a net income of $10 million (2019 – $10 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the nine months ended September 30, 2020, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $2.1 billion (2019 – $1.5 billion), revenues earned on construction projects between consolidated entities totaling $431 million (2019 – $339 million), and interest income and other revenues totaling $11 million (2019 – $30 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
Q3 2020 INTERIM REPORT 73

ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2020	2019	2020	2019
Consolidated equity accounted income (loss)	$139	$414	$(704)	$1,761
Non-FFO items from equity accounted investments[1]	602	180	2,793	52
FFO from equity accounted investments	$741	$594	$2,089	$1,813
1.Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
iii.Interest Expense
For the three months ended September 30, 2020, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $nil (2019 – $25 million) that is eliminated on consolidation, along with the associated revenue.
For the nine months ended September 30, 2020, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $nil (2019 – $52 million) that is eliminated on consolidation, along with the associated revenue.
iv.Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2020	2019	2020	2019
Current income tax expense	$(204)	$(284)	$(501)	$(703)
Deferred income tax (expense) recovery	(21)	464	(93)	408
Income tax (expense) recovery	$(225)	$180	$(594)	$(295)
v.Reconciliation of Net Income (Loss) to Total FFO
The following table reconciles net income (loss) to total FFO:

		Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2020	2019	2020	2019
Net income (loss)		$542	$1,756	$(1,108)	$3,716
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		602	180	2,793	52
Fair value changes		31	(394)	1,598	835
Depreciation and amortization		1,470	1,299	4,255	3,567
Deferred income taxes		21	(464)	93	(408)
Realized disposition gains in fair value changes or equity	vi	161	190	723	429
Non-controlling interests in FFO		(1,788)	(1,741)	(5,270)	(5,206)
Total FFO		$1,039	$826	$3,084	$2,985
vi.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
74 BROOKFIELD ASSET MANAGEMENT

The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $161 million for the three months ended September 30, 2020 (2019 – $190 million), of which $12 million loss relates to prior periods (2019 – gain of $151 million), $161 million has been recorded directly in equity as changes in ownership (2019 – $20 million) and a gain of $12 million has been recorded in fair value changes (2019 – $19 million).
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $723 million for the nine months ended September 30, 2020 (2019 – $429 million), of which $26 million relates to prior periods (2019 – $209 million), $695 million has been recorded directly in equity as changes in ownership (2019 – $183 million) and a gain of $2 million has been recorded in fair value changes (2019 – $37 million).
d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2020	2019	2020	2019
United States	$4,539	$4,399	$13,189	$12,130
Canada	1,580	1,437	4,393	4,666
United Kingdom	4,296	5,561	11,709	16,429
Europe	1,688	1,866	4,557	4,526
Australia	1,425	1,509	4,036	3,980
Brazil	845	1,098	2,471	3,044
Asia	847	906	2,281	2,127
Colombia	430	543	1,307	1,543
Other	599	556	1,721	1,562
	$16,249	$17,875	$45,664	$50,007
The company’s consolidated assets by location are as follows:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
United States	$157,785	$149,687
Canada	33,392	35,840
United Kingdom	29,999	30,184
Brazil	18,566	24,354
Europe	21,153	19,404
Australia	22,204	22,971
Asia	25,713	17,468
Colombia	8,661	10,819
Other	9,610	13,242
	$327,083	$323,969
Q3 2020 INTERIM REPORT 75

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impacts as a result of business combinations that occurred in the nine months ended September 30, 2020. No material changes were made to provisional allocations.

AS AT SEP. 30, 2020 (MILLIONS)	Private Equity	Infrastructure	Other	Total
Cash and cash equivalents	$89	$—	$39	$128
Accounts receivable and other	1,346	349	76	1,771
Inventory	1	—	58	59
Property, plant and equipment	25	5,233	661	5,919
Intangible assets	20	494	66	580
Goodwill	33	—	51	84
Deferred income tax assets	17	—	15	32
Total assets	1,531	6,076	966	8,573
Less:
Accounts payable and other	(46)	(315)	(224)	(585)
Non-recourse borrowings	(939)	(2,356)	(470)	(3,765)
Deferred income tax liabilities	—	—	(8)	(8)
Non-controlling interests[1]	(216)	—	(50)	(266)
	(1,201)	(2,671)	(752)	(4,624)
Net assets acquired	$330	$3,405	$214	$3,949

Consideration[2]	$330	$3,405	$214	$3,949
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the nine months ended September 30, 2020, Brookfield acquired $8.6 billion of total assets as well as assumed $4.6 billion of total liabilities and non-controlling interest in equity through business combinations. Total consideration transferred for the business combinations was $3.9 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.
Brookfield recorded $192 million of revenue and $6 million of net loss in 2020 from the acquired operations as a result of the acquisitions made during the first nine months. If the acquisitions had occurred at the beginning of the year, they would have contributed $495 million to total revenue and a $10 million net loss.
Infrastructure
On August 31, 2020, a subsidiary of the business, along with institutional investors, acquired a 100% interest in Summit DigiTel, an Indian telecom tower operation for a total consideration of $3.4 billion. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $228 million and $20 million, respectively.
Private Equity
On July 8 and 9, 2020, a subsidiary of the business, along with institutional investors, acquired a controlling interest in IndoStar through a Mandatory Tender Offer and a secondary offering. The total consideration paid for the business was $295 million, which included an existing interest of $276 million. Total revenues and net losses that would have been recorded if the transaction had occurred at the beginning of the year are $131 million and $45 million, respectively.

76 BROOKFIELD ASSET MANAGEMENT

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a)    Risk Management
The company`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no other material changes to the company’s financial risk exposure or risk management activities since December 31, 2019. Please refer to Note 26 of the December 31, 2019 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b)    Financial Instruments
The following table lists the company’s financial instruments by their respective classification as at September 30, 2020 and December 31, 2019:

	2020		2019
AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$8,723	$8,723	$6,778	$6,778
Other financial assets
Government bonds	2,363	2,363	2,403	2,403
Corporate bonds	3,635	3,635	3,267	3,267
Fixed income securities and other	1,802	1,802	1,750	1,750
Common shares and warrants	5,269	5,269	3,189	3,189
Loans and notes receivable	2,928	2,928	1,859	1,859
	15,997	15,997	12,468	12,468
Accounts receivable and other	13,282	13,282	14,035	14,035
	$38,002	$38,002	$33,281	$33,281
Financial liabilities
Corporate borrowings	$8,587	$9,786	$7,083	$7,933
Non-recourse borrowings of managed entities
Property-specific borrowings	129,646	131,930	127,869	129,728
Subsidiary borrowings	10,584	11,008	8,423	8,632
	140,230	142,938	136,292	138,360
Accounts payable and other	38,190	38,190	36,724	36,724
Subsidiary equity obligations	3,989	3,989	4,132	4,139
	$190,996	$194,903	$184,231	$187,156
Q3 2020 INTERIM REPORT 77

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2020			2019
AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$14	$2,349	$—	$—	$2,403	$—
Corporate bonds	89	2,792	271	—	2,682	275
Fixed income securities and other	692	666	363	419	851	480
Common shares and warrants	3,976	489	804	1,966	421	802
Loans and notes receivables	13	—	83	—	51	4
Accounts receivable and other	17	1,360	91	1	1,737	219
	$4,801	$7,656	$1,612	$2,386	$8,145	$1,780
Financial liabilities
Accounts payable and other	$6	$4,138	$605	$93	$3,749	$686
Subsidiary equity obligations	—	85	1,671	—	40	1,856
	$6	$4,223	$2,276	$93	$3,789	$2,542
During the three and nine months ended September 30, 2020, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2020		Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$1,360	/
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(4,138)
Other financial assets	6,296		Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(85)		Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
78 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2020		Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$363		Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Corporate bonds	271		Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	804		Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
				• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,671)		Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
				• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
				• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
				• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	91	/	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
	(605)
				• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended September 30, 2020:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIODS ENDED SEP. 30, 2020 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$1,858	$2,564	$1,780	$2,542
Fair value changes in net income	(38)	(59)	(248)	(106)
Fair value changes in other comprehensive income[1]	24	23	3	(44)
Disposals, net of additions	(232)	(252)	77	(116)
Balance, end of period	$1,612	$2,276	$1,612	$2,276
1.Includes foreign currency translation.
Q3 2020 INTERIM REPORT 79

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2020	2019	2020	2019	2020	2019
Current portion	$4,849	$3,605	$13,814	$13,862	$5,915	$7,054
Non-current portion	11,148	8,863	4,454	4,607	4,459	3,218
	$15,997	$12,468	$18,268	$18,469	$10,374	$10,272
b)    Liabilities

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
	2020	2019	2020	2019	2020	2019
Current portion	$23,647	$23,212	$—	$—	$18,819	$15,713
Non-current portion	21,506	19,865	8,587	7,083	121,411	120,579
	$45,153	$43,077	$8,587	$7,083	$140,230	$136,292
7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT SEP. 30, 2020 (MILLIONS)	Real Estate	Private Equity and Other	Total
Assets
Cash and cash equivalents	$27	$5	$32
Accounts receivable and other	69	39	108
Investment properties	3,013	—	3,013
Property, plant and equipment	1	277	278
Other long-term assets	17	295	312
Deferred income tax assets	1	3	4
Assets classified as held for sale	$3,128	$619	$3,747
Liabilities
Accounts payable and other	$23	$65	$88
Non-recourse borrowings of managed entities	1,372	4	1,376
Deferred income tax liabilities	—	39	39
Liabilities associated with assets classified as held for sale	$1,395	$108	$1,503
As at September 30, 2020, assets held for sale within the company’s Real Estate segment include a self-storage portfolio, eight triple net lease assets, a core office asset in London and a portfolio of directly-held investment properties.
Within our Private Equity segment, we are currently holding for sale a pathology business at Healthscope.
For the nine months ended September 30, 2020, we disposed of $3.7 billion and $1.8 billion of assets and liabilities held for sale, respectively. The majority of disposals relate to the sale of the Australian rail operation of Genesee & Wyoming Inc., the Colombian regulated distribution business, and the sale of solar assets in Thailand.
80 BROOKFIELD ASSET MANAGEMENT

8.    EQUITY ACCOUNTED INVESTMENTS
The following tables presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)
Balance, beginning of period	$40,698
Additions, net of (disposals)[1]	3,583
Share of comprehensive loss	(1,067)
Distributions received	(864)
Return of capital	(60)
Foreign currency translation and other	(1,379)
Balance, end of period	$40,911
1.Includes assets sold, amounts reclassified to held for sale.
Additions, net of disposals, of $3.6 billion during the period relate primarily to the acquisition of a $1.3 billion interest in BrandSafway in the first quarter of 2020 and the acquisition of a $1.3 billion interest in Cheniere in the third quarter of 2020.
9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)
Fair value, beginning of period	$96,686
Additions	4,563
Dispositions[1]	(3,669)
Fair value changes	(444)
Foreign currency translation and other	(641)
Fair value, end of period[2]	$96,495
1.Includes amounts reclassified to held for sale.
2.Includes $3.1 billion of ROU investment property balances (December 31, 2019 – $2.6 billion).
Investment properties include the company’s office, retail, multifamily, logistics and other properties as well as highest and best-use land within the company’s sustainable resources operations. Additions of $4.6 billion primarily relates to the purchases of investment properties and enhancement of existing assets during the period.

Q3 2020 INTERIM REPORT 81

The following table presents our investment properties measured at fair value:

AS AT SEP. 30, 2020 (MILLIONS)
Core office
United States	$15,178
Canada	4,808
Australia	2,509
Europe	2,529
Brazil	282
Core retail	21,023
LP investments and other
LP investments office	8,777
LP investments retail	2,705
Multifamily	2,708
Triple net lease	4,451
Student housing	2,753
Manufactured housing	2,588
Mixed-use	2,935
Directly held real estate properties	21,917
Other investment properties	1,332
$96,495
Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
82 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT SEP. 30, 2020	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core office
United States	6.9%	5.6%	12
Canada	5.9%	5.2%	10
Australia	6.6%	5.7%	10
Europe	5.2%	3.8%	10
Brazil	7.6%	7.0%	10
Core retail	6.9%	5.4%	10
LP investments and other
LP investments office	9.7%	7.1%	7
LP investments retail	8.8%	7.0%	10
Mixed-use	7.3%	5.2%	10
Multifamily[1]	4.9%	n/a	n/a
Triple net lease[1]	6.2%	n/a	n/a
Student housing[1]	4.9%	n/a	n/a
Manufactured housing[1]	5.5%	n/a	n/a
Directly held real estate properties[2]	5.1% – 8.3%	5.4%	17
Other investment properties[1]	8.8%	n/a	n/a
1.Logistics, multifamily, triple net lease, student housing, manufactured housing and other investment properties are valued using the direct capitalization method. The rates presented as the discount rate represent the overall implied capitalization rate. The terminal capitalization rate and the investment horizon are not applicable.
2.We use either the discounted cash flow or the direct capitalization method when valuing our directly held real estate properties. The rates presented as the discount rate represent the overall implied capitalization rates for investment properties that are valued using the direct capitalization approach.
10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$41,595	$23,772	$9,729	$14,168	$89,264
Additions	654	958	727	1,458	3,797
Acquisitions through business combinations	661	5,233	—	25	5,919
Dispositions[1]	(220)	(59)	(43)	(213)	(535)
Depreciation	(1,027)	(847)	(351)	(1,077)	(3,302)
Foreign currency translation and other	(2,171)	(521)	(2,277)	(279)	(5,248)
Total change	(2,103)	4,764	(1,944)	(86)	631
Balance, end of period[2]	$39,492	$28,536	$7,785	$14,082	$89,895
1.Includes amounts reclassified to held for sale.
2.Our ROU PP&E assets include $2.1 billion (December 31, 2019 – $2.2 billion) in our Infrastructure segment, $827 million (December 31, 2019 – $796 million) in our Real Estate segment, $1.3 billion (December 31, 2019 – $1.1 billion) in our Renewable Power segment and $1.4 billion (December 31, 2019 – $1.3 billion) in Private Equity and other segments, totaling $5.6 billion (December 31, 2019 – $5.4 billion) of ROU assets.
Renewable Power
Perpetual renewable power assets, such as many of our hydroelectric facilities, are revalued using 20-year discounted cash flow models with a terminal value that is determined, where appropriate, using the Gordon growth model. For assets with finite lives, such as wind and solar farms, the cash flow model is based on the estimated remaining service life and the residual asset value is used to represent the terminal value. Since we generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties, it is not expected that the valuation of the assets will be significantly impacted by the economic slowdown. Additionally, the majority of our assets are operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption, maintaining the value of the associated long-lived assets.

Q3 2020 INTERIM REPORT 83

Infrastructure
Revenues at our Infrastructure segment have largely been unaffected by the economic slowdown due to the long-term and contracted nature of the assets. Overall, our transport businesses are the most gross domestic product sensitive and have therefore experienced some impacts during the economic shutdown. We currently view the economic shutdown to be a short-term disruption which does not significantly impact the long-term outlook of these infrastructure businesses or the recoverable amount of their PP&E.
Real Estate
At our Real Estate segment, the hospitality sector had the most immediate and acute impact from the shutdown as the majority of the company’s hospitality investments were closed, and currently remain closed or are operating a reduced occupancy, either as a result of mandatory closure orders from various government authorities or due to severe travel restrictions. As a result of these closures, we identified impairment indicators and performed impairment tests for each of the company’s hospitality investments based on revised cash flows and valuation metrics. For the nine months ended September 30, 2020, we recorded revaluation decreases of $381 million on PP&E of which $261 million reversed previously recognized valuation gains in other comprehensive income and the remainder was charged to net income in our Real Estate segment.
Private Equity
The Private Equity segment has not reported a material decline in the value of the PP&E as a result of the shutdown. We have recorded an impairment charge of $163 million for the nine months ended September 30, 2020 from the impact of contract modifications, changes in lay-up cost estimates, revenue forecasts and timing of vessel re-contracting.
11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued:
•$500 million of 4.25% notes due in 2026 on June 2, 2016;
•$550 million of 4.70% notes due in 2047 on September 14, 2017;
•$350 million of 4.70% notes due in 2047 on January 17, 2018;
•$650 million of 3.90% notes due in 2028 on January 17, 2018;
•$1.0 billion of 4.85% notes due in 2029 on January 29, 2019;
•$600 million of 4.35% notes due in 2030 on April 9, 2020;
•$150 million of 4.35% notes due in 2030 on April 14, 2020; and
•$500 million of 3.50% notes due in 2051 on September 28, 2020.
Subsequent to September 30, 2020, BFI issued $400 million of 4.625% subordinated notes due in 2080.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance I (UK) PLC (“BF UK”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Corporation. BFL, BF AUS, BF UK and BFL II are “finance subsidiaries,” as defined in Rule 3-10 of Regulation S-X that may offer and sell debt securities or, in the case of BFL II, preferred shares representing limited liability company interests. Any debt securities issued by BFL are, and any debt securities issued by BF AUS and BF UK and any preferred shares representing limited liability company interests issued by BFL II will be, fully and unconditionally guaranteed by the Corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, the 2024 notes were transferred to BFI. On February 21, 2020, BFL issued $600 million of 3.45% notes due in 2050. BFL, BF AUS, BF UK and BFL II have no independent activities, assets or operations other than in connection with any debt securities that they may issue.

84 BROOKFIELD ASSET MANAGEMENT

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at September 30, 2020, C$37 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
Brookfield Finance II Inc. (“BFI II”) was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI II will be fully and unconditionally guaranteed by the Corporation. BFI II has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own.
The following tables contain summarized financial information of the Corporation, BFI, BFL, BIC, BFI II, BF AUS, BF UK, BFL II and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	BFI II	BF AUS	BF UK	BFL II	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$252	$47	$8	$80	$—	$—	$—	$—	$19,158	$(3,296)	$16,249
Net income (loss) attributable to shareholders	172	(5)	—	60	—	—	—	—	2,704	(2,759)	172
Total assets	70,956	6,668	608	3,716	—	—	—	—	339,748	(94,613)	327,083
Total liabilities	37,805	5,120	604	2,628	—	—	—	—	204,841	(37,222)	213,776

AS AT DEC. 31, 2019 AND FOR THE THREE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	BFI II	BF AUS	BF UK	BFL II	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$96	$38	$—	$27	$—	$—	$—	$—	$18,933	$(1,219)	$17,875
Net income (loss) attributable to shareholders	947	(24)	—	35	—	—	—	—	827	(838)	947
Total assets	70,976	5,389	—	3,520	—	—	—	—	331,698	(87,614)	323,969
Total liabilities	35,963	3,994	—	2,239	—	—	—	—	195,586	(30,659)	207,123

FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	BFI II	BF AUS	BF UK	BFL II	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$682	$223	$20	$132	$—	$—	$—	$—	$51,121	$(6,514)	$45,664
Net (loss) income attributable to shareholders	(777)	77	—	71	—	—	—	—	4,783	(4,931)	(777)

FOR THE NINE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	BFI II	BF AUS	BF UK	BFL II	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$75	$110	$—	$81	$—	$—	$—	$—	$54,237	$(4,496)	$50,007
Net income (loss) attributable to shareholders	1,961	10	—	51	—	—	—	—	2,796	(2,857)	1,961
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL, BIC, BFI II, BF AUS, BF UK and BFL II on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
Q3 2020 INTERIM REPORT 85

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT SEP. 30, 2020 AND DEC. 31, 2019 (MILLIONS)	2020	2019
Common shares	$7,360	$7,305
Contributed surplus	276	286
Retained earnings	14,821	16,026
Ownership changes	2,327	1,010
Accumulated other comprehensive income	4,222	6,241
Common equity	$29,006	$30,868
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
On April 1, 2020, the company completed a three-for-two stock split of the company’s outstanding Class A shares. All share count and per-share disclosure are presented on a post-split basis.
The holders of the company’s Class A shares and Class B shares received cash dividends during the third quarter of 2020 of $0.12 per share (2019 – $0.11 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT SEP. 30, 2020 AND DEC. 31, 2019	2020	2019[1]
Class A shares[2]	1,512,219,694	1,509,208,521
Class B shares	85,120	85,120
Shares outstanding[2]	1,512,304,814	1,509,293,641
Unexercised options and other share-based plans[3]	58,609,760	70,018,161
Total diluted shares	1,570,914,574	1,579,311,802
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Net of 61,528,215 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2020 (December 31, 2019 – 63,417,346).
3.Includes management share option plan and escrowed stock plan.
86 BROOKFIELD ASSET MANAGEMENT

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2020[1]	2019[1]	2020[1]	2019[1]
Outstanding, beginning of period[2]	1,511,529,549	1,433,797,794	1,509,293,641	1,432,714,261
Issued (repurchased)
Issuances	—	79,136,155	—	79,136,155
Repurchases	(725,164)	(3,947,835)	(6,238,473)	(7,162,047)
Long-term share ownership plans[3]	1,444,155	1,821,193	9,066,303	6,002,058
Dividend reinvestment plan and others	56,274	46,193	183,343	163,073
Outstanding, end of period[4]	1,512,304,814	1,510,853,500	1,512,304,814	1,510,853,500
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
2.Net of 61,032,215 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2020 (June 30, 2019 – 58,393,135) and 63,417,346 as at December 31, 2019 (December 31, 2018 – 56,307,796).
3.Includes management share option plan and restricted stock plan.
4.Net of 61,528,215 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2020 (September 30, 2019 – 59,832,346).
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2020	2019	2020	2019
Net income (loss) attributable to shareholders	$172	$947	$(777)	$1,961
Preferred share dividends	(34)	(38)	(105)	(113)
Dilutive effect of conversion of subsidiary preferred shares	9	(17)	77	(35)
Net income (loss) available to shareholders	$147	$892	$(805)	$1,813

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2020[1]	2019[1]	2020[1]	2019[1]
Weighted average – Class A and Class B shares	1,511.7	1,434.1	1,511.7	1,433.4
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	24.7	36.1	—	33.5
Class A and Class B shares and share equivalents	1,536.4	1,470.2	1,511.7	1,466.9
1.Adjusted to reflect the three-for-two stock split effective on April 1, 2020.
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended September 30, 2020, the company did not grant any stock options. During the nine months ended September 30, 2020, the company granted 3.3 million stock options at a weighted average exercise price of $45.21. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 17.0% volatility, a weighted average expected dividend yield of 1.5% annually, a risk-free rate of 1.4% and a liquidity discount of 25%.
Q3 2020 INTERIM REPORT 87

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended September 30, 2020, the company did not grant any escrowed shares. During the nine months ended September 30, 2020, the company granted 3.8 million escrowed shares at a weighted average price $45.21. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 17.0% volatility, a weighted average expected dividend yield of 1.5% annually, a risk-free rate of 1.4% and a liquidity discount of 25%.
13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$61	$595	$874	$2,225	$9,516	$579	$—	$13,850
Other revenue	—	1,599	83	95	407	16	199	2,399
	$61	$2,194	$957	$2,320	$9,923	$595	$199	$16,249

FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$177	$1,856	$2,802	$6,161	$26,095	$1,393	$—	$38,484
Other revenue	—	4,801	220	528	1,167	57	407	7,180
	$177	$6,657	$3,022	$6,689	$27,262	$1,450	$407	$45,664

FOR THE THREE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$52	$843	$899	$1,701	$11,564	$587	$2	$15,648
Other revenue	—	1,857	27	57	297	10	(21)	2,227
	$52	$2,700	$926	$1,758	$11,861	$597	$(19)	$17,875

FOR THE NINE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$159	$2,681	$2,886	$5,119	$31,073	$1,605	$3	$43,526
Other revenue	—	5,169	100	176	670	25	341	6,481
	$159	$7,850	$2,986	$5,295	$31,743	$1,630	$344	$50,007
88 BROOKFIELD ASSET MANAGEMENT

b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$109	$33	$39	$7,812	$579	$—	$8,572
Services transferred over a period of time	61	486	841	2,186	1,704	—	—	5,278
	$61	$595	$874	$2,225	$9,516	$579	$—	$13,850

FOR THE NINE MONTHS ENDED SEP. 30, 2020 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$444	$98	$130	$21,126	$1,389	$—	$23,187
Services transferred over a period of time	177	1,412	2,704	6,031	4,969	4	—	15,297
	$177	$1,856	$2,802	$6,161	$26,095	$1,393	$—	$38,484

FOR THE THREE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$255	$19	$28	$9,667	$585	$2	$10,556
Services transferred over a period of time	52	588	880	1,673	1,897	2	—	5,092
	$52	$843	$899	$1,701	$11,564	$587	$2	$15,648

FOR THE NINE MONTHS ENDED SEP. 30, 2019 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$903	$58	$181	$24,757	$1,597	$3	$27,499
Services transferred over a period of time	159	1,778	2,828	4,938	6,316	8	—	16,027
	$159	$2,681	$2,886	$5,119	$31,073	$1,605	$3	$43,526
14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2020	2019	2020	2019
Investment properties	$235	$780	$(444)	$681
Transaction related expenses, net of gains	(117)	(241)	(117)	(487)
Financial contracts	(41)	85	53	(140)
Impairment and provisions	(88)	(44)	(638)	(408)
Other fair value changes	(20)	(186)	(452)	(481)
	$(31)	$394	$(1,598)	$(835)
Q3 2020 INTERIM REPORT 89

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877-715-0498 (North America)
416-682-3860 (Outside North America)
F: 1-888-249-6189
E: inquiries@astfinancial.com
www.astfinancial.com/ca-en

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2019 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A shares.
Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

90 BROOKFIELD ASSET MANAGEMENT

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co.

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Murilo Ferreira
Former Chief Executive Officer,
Vale S.A.

Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Janice Fukakusa, F.C.P.A., F.C.A.
Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair,
Brookfield Asset Management Inc.

Howard Marks
Director and Co-chair,
Oaktree Capital Group, LLC.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc. and Deputy Chair, Wholesale,
TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Lord O’Donnell
Chair, Frontier Economics Limited

Seek Ngee Huat
Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation

Diana L. Taylor
Former Vice Chair, Solera Capital LLC

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, Chief Financial Officer
Justin B. Beber, Head of Corporate Strategy and Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
Q3 2020 INTERIM REPORT 91